EXHIBIT 99.76

NI 43 101 TECHNICAL REORT,
NORRA KARR REE-ZIRCONIUM DEPOSIT
GRANNA, SWEDEN
DATED JANUARY 20, 2011

TASMAN METALS LIMITED

Norra Kärr REE - Zirconium Deposit

Gränna, Sweden

NI 43 101 - Technical Report

Qualified Person:

Mr Geoff Reed, Senior Consulting Geologist

Date : 20th January 2011

Project No. ADV-SY- 03717

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY	5
2	INTRODUCTION AND TERMS OF REFERENCE	8
3	RELIANCE ON OTHER EXPERTS	11
4	PROPERTY DESCRIPTION AND LOCATION	12
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	18
6	HISTORY	21
7	GEOLOGICAL SETTING	24
8	DEPOSIT TYPE	38
9	MINERALISATION	39
10	EXPLORATION	46
11	DRILLING	48
12	SAMPLING METHOD AND APPROACH	51
13	SAMPLING PREPERATION, ANALYSES AND SECURITY	52
14	DATA VERIFICATION	57
15	ADJACENT PROPERTIES	62
16	MINERAL PROCESSING AND METALLURGICAL TESTING	63
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	64
18	OTHER RELEVANT DATA AND INFORMATION	85
19	INTERPRETATION AND CONCLUSIONS	88
20	RECOMMENDATIONS	89
21	ILLUSTRATIONS	90
22	REFERENCES	91
23	DATE AND SIGNATURE PAGE	92
APPENDIX A – TECHNICAL CONSULTANTS		94
APPENDIX B – REE RESOURCE GRAPHS		96
APPENDIX C – BLOCK MODEL VALIDATION PLOTS		96
APPENDIX D – GRADE TONNAGE CURVES		100
APPENDIX E – BASIC STATISTICS		104
APPENDIX F – DATA FILES AND DIRECTORIES		106
APPENDIX G – QA/QC GRAPHS		107
APPENDIX H – DOMAIN PLOTS		112
APPENDIX I – RESOURCE CROSS SECTIONS		122
APPENDIX J – DOMAIN VARIOGRAPHY – DOMAIN 3 MAJOR		125

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41docx4) has been prepared for the sole use of Tasman Metals Limited.
and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Page i

Tasman Matels Ltd. - NI 43 101 - Technical Report

LIST OF TABLES

TABLE 1.1: NORRA KÄRR PROJECT – MINERAL RESOURCE ESTIMATE	5
TABLE 4.1: CLAIM DETAILS	13
TABLE 6.1: NORTH TRENCH RESULTS, BOLIDEN, 1974	23
TABLE 6.2: SOUTH TRENCH RESULTS, BOLIDEN, 1974	23
TABLE 7.1: GEOLOGICAL LOGGING CODES AND METAL CONTENT	25
TABLE 7.2: WHOLE ROCK ANALYSES OF MAJOR ROCK TYPES, TASMAN 2010	30
TABLE 9.1: CHEMICAL ANALYSE OF EUDIALYTE FROM A PEGMATITIC SCHLIEREN	39
TABLE 9.2: X-RAY FLUORESCENCE ANALYSIS OF EUDIALYTE CONCENTRATE FROM NORRA KÄRR, MODIFIED AFTER B.J. FRYER AND A.D. EDGAR 1977)	40
TABLE 9.3: MINERAL ANALYSES OF CATAPLEIITE FROM NORRA KÄRR	41
TABLE 10.1: COMPARISON OF GRAB SAMPLES VS COMPOSITE TRENCH SAMPLES	46
TABLE 11.1: NORRA KÄRR PROJECT – SUMMARY OF 2009/2010 DRILLING	48
TABLE 12.1: SAMPLES COLLECTED BY PGS	51
TABLE 13.1: ELEMENTS & RANGES (PPM), METHOD ME-MS81	53
TABLE 13.2: ACCURACY AND PRECISION OF CERTIFIED VALUES AND CHEMEX ASSAYS	54
TABLE 14.1: COMPARISON OF PAH DUPLICATE SAMPLES VS. ORIGINAL SAMPLES FOR VARIOUS REE’S	60
TABLE 17.1: NORRA KÄRR PROJECT – SUMMARY OF DATA USED IN RESOURCE ESTIMATE	64
TABLE 17.2: REE TO REO CONVERSION FACTORS	64
TABLE 17.3: ALL DRILLED INTERSECTIONS FROM NORRA KÄRR WITH A 0.2% TREO CUT OFF	65
TABLE 17.4: GEOLOGY MODELLING DOMAINS	67
TABLE 17.5: NORRA KÄRR PROJECT – DESCRIPTIVE STATISTICS OF DRILL HOLES IN PPM	70
TABLE 17.6: NORRA KÄRR PROJECT – STATISTICS FOR LITHOLOGY CODE GPG EAST – DOMAIN CODE 2	71
TABLE 17.7: NORRA KÄRR PROJECT – STATISTICS FOR LITHOLOGY CODE GPG WEST – DOMAIN CODE 3	71
TABLE 17.8: VARIOGRAM MODEL PARAMETERS (Zr)	72
TABLE 17.9: NORRA KÄRR PROJECT – BLOCK MODEL PARAMETERS	73
TABLE 17.10: NORRA KÄRR PROJECT – BLOCK MODEL SEARCH PARAMETERS	74
TABLE 17.11: NORRA KÄRR PROJECT – COMPARISON OF BLOCK ESTIMATES AND COMPOSITES BY DOMAIN	78
TABLE 17.12: DETAILS THE CRITERIA AND DATA INTEGRITY CHECKS, APPLIED AND ASSESSED FOR THE NORRA KÄRR PROJECT, AS RECOMMENDED BY CIM (2005)	78
TABLE 17.13: NORRA KÄRR PROJECT – MINERAL RESOURCE ESTIMATE	82
TABLE 17.14: NORRA KÄRR PROJECT – INFERRED RESOURCES BY CUT OFF GRADE TREO BY INDIVIDUAL ELEMENTS	83
TABLE 18.1: RARE-EARTH ELEMENTS AND SELECTED PROPERTIES (AFTER JACKSON, ET AL, 1993)	85

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

LIST OF FIGURES

FIGURE 4-1: NORRA KÄRR REGIONAL LOCATION PLAN	16
FIGURE 4-2: NORRA KÄRR LOCATION PLAN WITH COORDINATES	17
FIGURE 5-1: NORRA KÄRR PROJECT SITE, MIXED CLEARED AREAS AND PINE AND BIRCH FOREST	19
FIGURE 5-2: NORRA KÄRR PROJECT – SITE ACCESS ROAD AND ROAD TO THE CENTRE OF THE PROJECT	20
FIGURE 6-1: NORRA KÄRR PROJECT – LOCATION OF HISTORIC WORK	22
FIGURE 7-1: AVERAGE REE CONTENT IN DIFFERENT ROCK TYPES	28
FIGURE 7-2: AVERAGE ZrO2 CONTENT IN DIFFERENT ROCK TYPES	28
FIGURE 7-3: GTC – VERY FINE GRAINED GRENNAITE WITH BLUISH WHITE ELONGATED CATAPLEIITE GRAINS	31
FIGURE 7-4: GTC – VERY FINE GRAINED GRENNAITE	31
FIGURE 7-5: GTM – “MIGMATITIC” GRENNAITE MEDIUM GRAINED WITH ROUNDED, CATAPLEIITE GRAINS (ARROW)	32
FIGURE 7-6: GTM – “MIGMATITIC” GRENNAITE MEDIUM GRAINED	32
FIGURE 7-7: GTMi. SLIGHTLY “RE-CRYSTALLISED” GRENNAITE WITH CRENULATED FOLDING	33
FIGURE 7-8: PUL – COARSE GRAINED PULASKITE ZONE WITH LARGE MICROCLINE AUGEN	33
FIGURE 7-9: KAX – FOLIATED, KAXTORPITE	34
FIGURE 7-10: KAG – DARK KAXTORPITE INTENSELY FOLDED WITH THIN BANDS OF GREEN, FINE GRAINED GRENNAITIC MATERIAL	34
FIGURE 7-11: PGT – PEGMATITIC SCHLIEREN/VEINING IN GRENNAITE, WITH ELONGATED CRYSTALS OF CATAPLIITE	35
FIGURE 7-12: NEP – NEPHELINE SYENITE PEGMATITE, MICROCLINE AND EUDIALYTE RICH	35
FIGURE 7-13: NEP – NEPHELINE SYENITE PEGMATITE VERY RICH IN PINK-RED EUDIALYTE	36
FIGURE 7-14: MAA – MAFIC PROBABLY ALAKALINE ROCK	36
FIGURE 7-15: NORRA KÄRR PROJECT – GENERALISED GEOLOGY	37
FIGURE 9-1: NORRA KÄRR PROJECT – EUDIALYTE CONCENTRATES	42
FIGURE 9-2: NORRA KÄRR PROJECT – REE DISTRIBUTION IN VARIOUS GRENNAITE TYPES	42
FIGURE 9-3: NORRA KÄRR PROJECT – REE DISTRIBUTION IN VARIOUS GRENNAITE TYPES	43
FIGURE 9-4: NORRA KÄRR PROJECT – TREO% VS ZRO2% SCATTER PLOT	43
FIGURE 9-5: NORRA KÄRR PROJECT – ZRO2% VS HF PPM SCATTER PLOT	44
FIGURE 9-6: NORRA KÄRR PROJECT – EUDIALYTE IN RETROGRESSED GRENNAITE	45
FIGURE 11-1: DRILL COLLAR IN NORRA KÄRR PROJECT AREA	49
FIGURE 11-2: COLLAR OF NORRA KÄRR PROJECT AREA, WITH THE AUTHOR	50
FIGURE 11-3: NORRA KÄRR PROJECT – SURPAC MODEL AND COLLARS OF NORRA KÄRR PROJECT AREA	50
FIGURE 13-1: COMPARISON BETWEEN ALS CHEMEX ANALYSES AND CERTIFIED STANDARD VALUES FOR A RANGE OF ELEMENTS. EQUATION USED = ((ALS CHEMEX/CERTIFIED VALUE)-1*100; NEGATIVE VALUES WHERE THE ALS CHEMEX ASSAY IS LOWER THAN THE CERTIFIED VALUE	55
FIGURE 14-1: SCATTER PLOTS OF DUPLICATE SAMPLES VS. ORIGINAL SAMPLES FOR ZR	58
FIGURE 14-2: SCATTER PLOTS OF DUPLICATE SAMPLES VS. ORIGINAL SAMPLES FOR Y	59
FIGURE 17-1: NORRA KÄRR PROJECT – HISTOGRAM OF BULK DENSITY	66
FIGURE 17-2: NORRA KÄRR PROJECT – HISTOGRAM OF AVERAGE BULK DENSITY PER DOMAIN	66
FIGURE 17-3: NORRA KÄRR PROJECT – CROSS SECTION LOOKING NORTH SHOWING DOMAINS AND DRILL HOLES	68
FIGURE 17-4: NORRA KÄRR PROJECT – HISTOGRAM OF SAMPLE LENGTHS	69
FIGURE 17-5: NORRA KÄRR PROJECT – RESOURCE CROSS SECTION 6442600 N LOOKING NORTH SHOWING BLOCK MODEL AND DRILL HOLES	75
FIGURE 17-6: NORRA KÄRR PROJECT – RESOURCE CROSS SECTION 6442800 N LOOKING NORTH SHOWING BLOCK MODEL AND DRILL HOLES	76
FIGURE 17-7: RESOURCE VALIDATION BY NORTHING	80

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

FIGURE 18-1: NORRA KÄRR PROJECT – SITE ACCESS UNDERPASS ACCESS UNDER E4 MOTORWAY	87
FIGURE 18-2: SITE ACCESS OVERPASS. 50 TONNE BRIDGE ACCESS OVER E4 MOTORWAY	87

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Tasman Matels Ltd. - NI 43 101 - Technical Report

1	EXECUTIVE SUMMARY

Introduction

Pincock Allen and Holt (“PAH”), a division of Runge, was requested by Tasman Metals Ltd. (“Tasman”) to provide a Technical Report that meets the requirements of Canadian National Instrument 43-101 (“NI 43-101”), for the Norra Kärr Project (“the Project”) in the vicinity of the village of Gränna, southern Sweden. This report has been prepared in accordance with the guidelines provided in NI 43-101 technical report, Standards of Disclosure for Mineral Projects, dated December 23, 2005. The Qualified Person responsible for this report is Mr. Geoff Reed (“the Author”), Senior Consulting Geologist for PAH. Mr Reed completed a site visit the week of September 27, 2010, to review existing geology, core logging and the project setting.

Tasman holds its mineral properties indirectly through its 100% owned subsidiary, Tasmet AB. Tasmet AB holds a 100% interest in three mineral claims that together form the Norra Kärr Project.

Scope

This Technical Report includes a Mineral Resource estimate for the Project. The Project consists of an exploration property and it does not contain Mineral Reserves as defined by CIM standards.

Mineral Resources

Table 1-1 shows the Inferred Mineral Resource estimate for the Norra Kärr Project. The Mineral Resources are tabled at a variety of cutoff grades; however, PAH recommends 0.4 % TREO (“Total Rare Earth Oxide”) as the appropriate applied cutoff for comparative purposes. To gain further knowledge of the project and its history, PAH also reviewed other technical reports provided and prepared for Tasman and the predecessor companies at the Norra Kärr Project site.

Mineral Resources at Norra Kärr are classified according to the CIM-code on the basis of the density of drilling, checked grades, and inter-hole continuity.

It is the opinion of PAH that the Norra Kärr Mineral Resource estimate satisfies the definitions of Inferred Mineral Resources as per the CIM Definition Standards of 22 November 2005.

Table 1.1: Norra Kärr Project – Mineral Resource Estimate

Inferred Resources by Cut Off Grade TREO

Cutoff	Classification	Tonnes	TREO	% of HREO	ZrO2	HfO2	Tonnes of
TREO		Mt	%	In TREO	%	%	Contained TREO
0.2	Inferred	99.3	0.45	53%	1.60	0.034	446,800
0.3	Inferred	77.9	0.50	54%	1.70	0.035	389,500
0.4	Inferred	60.5	0.54	53%	1.72	0.034	326,700
0.5	Inferred		0.60	52%	1.75	0.034	230,400
0.6	Inferred	16.2	0.66	52%	1.80	0.033	106,900

Project Summary

Tasman Metals Ltd has acquired through staking, the Norra Kärr Project, located in south-central Sweden near the town of Gränna and along the eastern shore of Lake Vättern. It is a peralkaline nepheline syenite complex, about 1,200m long north-south by 400m wide east-west, that intrudes a series of Precambrian granites and gneisses collectively known as the Växjö Granite.

The emplacement age of the Norra Kärr intrusive is not well established but the most recent dating suggests a Rb-Sr age of 1545 +- 61 Ma (Blaxland, 1977; recalculated by Welin, 1980).  Norra Kärr contains some exotic minerals such as eudialyte and catapleiite, both zirconium-bearing silicates. Eudialyte may contain significant amounts of rare earth elements (REEs).

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Norra Kärr has received considerable attention since its discovery in 1906, but mostly from academia. Already in 1906 when the rocks were first described by Törnebohm the abundance of zirconium rich silicates such as eudialyte and catapleiite were noted. Chemical analyses (wet chemical?) of the eudialyte by Mauzelius (1906) also showed that the mineral was enriched in rare earth elements (TREO = 6.87%).

Around the mid-1940’s, the major Swedish mining company Boliden AB apparently excavated some small test pits to evaluate the zirconium potential of this deposit, but there are no publicly available written records documenting this work.  Between 1974 and 1975, Boliden again conducted exploration, this time focusing on the syenite as a potential source of nepheline.  Available maps and documents show that two large trenches were excavated, roughly across the middle of the complex and located about 400m apart.  Although detailed sampling appears to have been done, the documents are of a summary nature and show results for larger composited intervals only. A weighted calculation of the most significant intervals from these trenches yielded the following:

NORTH TRENCH	244m at 1.9% ZrO2, 0.37% TREO*
SOUTH TRENCH	149m at 1.49% ZrO2, 0.43% TREO*; and 52m at 1.47% ZrO2, 0.54% TREO*

"TREO" is quoted above, however samples taken by Boliden were not assayed for 6 of the 9 higher value heavy rare earth elements (HREE's). A suite of 30 hand specimens collected by Boliden were analyzed by Tasman, and 5 chip/channel samples were taken by independent geologist John Nebocat in preparation of a previous NI 43-101 technical report. Both sets of results corroborate the presence of the zirconium and rare earth elements in the range of the values obtained by Boliden.

The recent diamond drilling in combination with earlier work has shown that about 85% of the surface area is composed of varieties of a green grey, aegirine-eudialyte-catapleite bearing nepheline syenite named by earlier workers Grennaite in reference to the local village. The remaining 15% is occupied by in general coarser grained alkaline rocks of different composition and texture which previously have been named Kaxtorpite, Lakarpite and Pulaskite.

Tasman acquired the area through staking in 2009. The first exploration permit was applied for 2009-06-12 and granted 2009-08-31.  Prior to claiming Tasman had re-sampled reference samples from the Boliden trenches stored at the Swedish Geological Survey (SGU) archive in Malå, Sweden.

In November 2009 Mr John Nebocat of Pacific Geological Services prepared an NI 43-101 field report summarizing the exploration potential of Norra Kärr. On the basis of this report, Tasman decided to drill test the intrusive and diamond drilling commenced in December 2009. A total of 26 diamond drill holes totalling 3275.7m were drilled between December 2009 and May 2010.

PAH reviewed documentation for the sampling procedures, preparation, analysis, and security of Tasman’s work during their site visit in September 2010. From the review of the literature and documentation on the project, PAH finds acceptable the results from analytical work completed by the current and previous operators who collected their samples according to high standards and accepted practices at the time of the campaigns.

Data has been reviewed by PAH by visiting 23 of the drilled locations in the field, relogging and resampling drill core, and evaluating the reported results against the mineralized rock observed in the field and core. PAH accepts that the work carried out by Tasman meets acceptable resource evaluation and due diligence standards for international mining ventures under both JORC and NI 43-101 Technical Standards.

As discussed in later sections, and to the extent known, PAH believes that the sampling and analysis programs for the exploration activities were generally conducted using standard industry practices, providing generally reasonable results. PAH believes that the resulting data can effectively be used for a Mineral Resource estimate.

Except for Chapter 17, 18,19 and 20 in this Technical Report, and the site visit in November 2010, PAH has relied extensively on the Norra Kärr Project, NI 43-01 “Report on the Geology, Mineralization and Exploration Potential of Norra Kärr”  prepared by PGS Pacific Geological Services, November 2009.

The illustrations supporting the various sections of the report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this Technical Report.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

The opinions and conclusions presented in this report are based largely on the data provided to PAH during the site visit, and in reports supplied by Tasman. It is believed by PAH that the information and estimates contained herein are reliable under the conditions, a subject to the qualifications, set forth.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

2	INTRODUCTION AND TERMS OF REFERENCE

Background

Pincock Allen and Holt (“PAH”), a division of Runge, was requested by Tasman Metals Ltd. (“Tasman”) to provide a Technical Report that meets the requirements of Canadian National Instrument 43-101 technical report(“NI-43101”), for the Norra Kärr Project (“the Project”) in the vicinity of the village of Gränna, southern Sweden. This report has been prepared in accordance with the guidelines provided in NI 43-101, Standards of Disclosure for Mineral Projects, dated December 23, 2005. The Qualified Person responsible for this report is Mr. Geoff Reed (“Author”), Senior Consulting Geologist for PAH. Mr Reed completed a site visit the week of September 27, 2010, to review existing geology, core logging and the project setting.

Tasman holds its mineral properties indirectly through its 100% owned subsidiary, Tasmet AB. Tasmet AB holds a 100% interest in four mineral claims that forms the Norra Kärr Property.

This Technical Report includes a Mineral Resource estimate for the Project.

Some abbreviations or acronyms used in this report include the following:

SGU	Swedish Geological Survey
SEK	Swedish Krone
ppm	parts per million
REE	rare earth elements
REO	rare earth oxides
TREO	total rare earth oxides
LREO	light rare earth oxides
HREO	heavy rare earth oxides
USGS	United States Geological Survey
CDN$	Canadian dollars
ASL	above sea-level

Terms of Reference

The following terms of reference are used in the Technical Report:

•	Tasman refers to Tasman Metals Ltd.

•	PAH refers to Pincock Allen and Holt and its representatives.

•	Project refers to the Norra Kärr deposit located near Gränna, Sweden.

•	Zirconium, yttrium and other rare earth element grades are described in terms of percentage (%), with tonnage stated in dry metric tonnes.

•
Resource and Reserve definitions are as set forth in the “Canadian Institute of Mining, Metallurgy and Petroleum, CIM Standards on Mineral Resource and Mineral Reserves – Definitions and Guidelines” adopted by CIM Counsel on December 11, 2005.

Source of Information

The primary source documents for this report are:

•	Norra Kärr Project, NI 43-01 “Report on the Geology, Mineralization and Exploration Potential of Norra Kärr” prepared by Mr John Nebocat of PGS Pacific Geological Services, November 2009.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Participants

The Norra Kärr Project was visited by Mr. Geoff Reed, Senior Consultant Geologist of PAH, from 27th to 28th September, 2010.  Mr. Reed compiled the bulk of this report and is a Qualified Person under National Instrument 43-101 (NI 43-101). Mr. Reed supervised the work of PAH staff and edited all portions of the final report.

Other project participants included:

•	Philippe Baudry, Operations Manager, Runge Ltd trading as Minarco-Minconsult , Beijing,China.

•	Aaron Green, Manager Mining, Runge Ltd, Perth, Australia

•	Bob Dennis, Principal Mining Consultant, PAH, Brisbane, Australia

Details of the participants relevant experience is outlined in Appendix A

Qualified Persons and Responsibilities

The estimation and reporting of Mineral Resources in this Technical Report complies with the requirements of the Canadian National Instrument 43-101 of the Canadian Securities Administrators. Therefore it is suitable for public reporting.

The information in this report that relates to Mineral Resources is based on information compiled by Mr Geoff Reed who is a full time employee of PAH and a Member of the Australian Institute of Mining and Metallurgy (“AusIMM”).  Mr Reed has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration, as well as the work he has undertaken, to qualify as a Qualified Person as defined by NI 43-101.

Limitations and Exclusions

The Technical Report is based on various reports, plans and tabulations provided by Tasman either directly from the exploration offices, or from reports by other organisations whose work is the property of Tasman. PAH has not been advised of any material change, or event likely to cause material change, to the operations or forecasts since the date of asset inspections.

The work undertaken for this report is that required for the preparation of a Technical Report including reviews of technical information, coupled with such inspections as PAH considered appropriate to prepare this report. It specifically excludes all aspects of legal issues, commercial and financing matters, land titles and agreements.

PAH has specifically excluded making any comments on the competitive position of the Project compared with other similar and competing REE producers around the world. PAH strongly advises that any potential investors make their own comprehensive assessment of both the competitive position of the Project in the market, and the fundamentals of the market at large.

Limited Liability

PAH will not be liable for any loss or damage suffered by a third party relying on this report (regardless of the cause of action, whether breach of contract, tort (including negligence) or otherwise unless and to the extent that that third party has signed a reliance letter in the form required by PAH (in its sole discretion).  PAH's liability in respect of this report (if any) will be specified in that reliance letter.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Responsibility and Context of this Report

The contents of this report have been created using data and information provided by or on behalf of Tasman.  PAH accepts no liability for the accuracy or completeness of data and information provided to it by, or obtained by it from, Tasman or any third parties, even if that data and information has been incorporated into or relied upon in creating this Technical Report. The Technical Report has been produced by PAH using information made available to PAH as at the date stated on the cover page. This Technical Report cannot be relied upon in any way if the information provided to PAH changes.  PAH is under no obligation to update the information contained in the Technical Report at any time.

PAH accepts responsibility for the content of this Technical Report and the technical work undertaken by PAH, which is detailed in chapter 17, 18, 19 and 20. PAH has relied upon data provided by Tasman to compile these chapters, and has applied all care and due diligence when completing and compiling this Technical Report. However the remaining chapters relied on work carried out by Pacific Geological Services (“PGS”) for Tasman and PAH is of the opinion that this work meets the requirements as stipulated in the NI43-101 Technical Standards.

Intellectual Property

All copyright and other intellectual property rights in this report are owned by and are the property of PAH.

PAH grants Tasman a non-transferable, perpetual and royalty-free Licence to use this report for its internal business purposes and other public disclosures and to make as many copies of this report as it requires for those purposes.

Mining Unknown Factors

The findings and opinions presented herein are not warranted in any manner, expressed or implied. The ability of the operator, or any other related business unit, to achieve forward-looking production and economic targets is dependent on numerous factors that are beyond the control of PAH and cannot be fully anticipated by PAH. These factors included site-specific mining and geological conditions, the capabilities of management and employees, availability of funding to properly operate and capitalise the operation, variations in cost elements and market conditions, developing and operating the mine in an efficient manner, etc. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining operation.

Capability and Independence

PAH provides advisory services to the mining and finance sectors. Within its core expertise it provides independent technical reviews, resource evaluation, mining engineering and mine valuation services to the resources and financial services industries.

All opinions, findings and conclusions expressed in this Technical Report are those of PAH and its specialist advisors as outlined under Participants.

Drafts of this report were provided to Tasman, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in this Technical Report.

PAH has been paid, and has agreed to be paid, professional fees based on a fixed fee estimate for its preparation of this Report.  None of PAH or its directors, staff or specialists who contributed to this report has any interest or entitlement, direct or indirect, in:

•	Tasman, securities of Tasman or companies associated with Tasman; or

•	the Project.

This Technical Report was prepared on behalf of PAH by the signatory to this Technical Report.  The specialists who contributed to the findings within this Technical Report have each consented to the matters based on their information in the form and context in which it appears. Details of the specialist’s qualifications and experience are set out in Section 23.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

3	RELIANCE ON OTHER EXPERTS

This Technical Report was prepared for Tasman by PAH and is based on information prepared by other parties with the exception of Section 17, 18, 19 and 20. PAH has relied on information provided as follows:

•	“Norra Karr REE Project, NI 43-101 Report on Geology, Mineralization and Exploration Potential, Gränna, Sweden, November 2009”. Prepared for Tasman Metals, by PGS Pacific Geological Services.

Mineral law information and claim documentation was provided by Tasman staff, and confirmed via the Mining Inspectorate of Sweden website (www.bergsstaten.se). PAH believes that this information is reliable for use in this report, without a need to further independently verify its accuracy. PAH has not conducted land status evaluations, and has relied upon Tasman’s and PGS’s statements regarding property status, legal title, and environmental compliance for the Project.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

4	PROPERTY DESCRIPTION AND LOCATION

Property Ownership

PAH has not reviewed any claims record or any agreement regarding mineral claims of the Norra Kärr Project.  The information here presented is based on reports provided by Tasman, information contained with the November 2009 NI 43-101 technical report authored by PGS, and information contained on the website of the Mining Inspectorate of Sweden (www.bergsstaten.se).

The Norra Kärr Project consists of four claims, Norra Kärr nr1, Norra Kärr nr2, Norra Kärr nr3 and Norra Kärr nr4, together covering just in excess of 5079 hectares.  Claim details are summarised in Table 4.1.

The Project is located approximately 15 km northeast of the small town of Gränna and is centred at coordinate 14 26 900E by 64 42 800N by the Swedish coordinate system (RT90 2.5g N). The Swedish coordinate system corresponds to 58 degrees 6.239280’minutes North and 14 degrees 34.227180’minutes East by WGS 84 world coordinate system.

The Project falls across the border of two counties (Län), the Jönköpings Län in the south and the Östergötlans Län in the north. About 75% of the intrusive is located in county of Jönköping and all recent Tasman drilling has been conducted here.

The general location of the project is shown in Figure 4-1.

Swedish Mining Act

Swedish mining laws pertaining to mineral exploration changed profoundly in 1992 when the new Minerals Act of 1991 (effective July 1 1992) for the first time allowed foreign ownership of mineral title in Sweden. The right of the Swedish state to acquire 50 per cent of a mine was repealed a year later. Exploration permits and mining licences approved before July 1 1992 are governed by the Minerals Act of 1974 that does not permit foreign ownership of mineral title or surface rights.

Further amendments were enacted in 1998 that include the requirement that the results of subsequent exploration work had to be reported upon surrender of the claims. However, upon request, these submissions were subject to a confidentiality period of up to four years. As a result of these changes, there are little or no exploration data in the public domain on claims that were worked in the years 1992 to 1998.

Rules and regulations pertaining to mining exploration in Sweden are clearly outlined in the “Guide to Mineral Legislation and Regulations in Sweden” (2000) available from the offices or the website of the Geological Survey (www.sgu.se). The Mining Inspectorate of Sweden provides clear directives, available from the Inspectorate website (www.bergsstaten.se), for conducting exploration. Another useful link that summarizes these laws and guidelines is A Guide to Mineral Legislation and Regulations in Sweden:  (http://www.geonord.org/law/minlageng.html)

Tasman has, or will address all requirements before undertaking any exploration activities. Tasman has the rights to access the property, and no restrictions or limitations as defined for work on the projects are evident. Tasman has the obligation to outline a work program and gain permission from landholders prior to accessing the properties, and to provide compensation for any ground-disturbing work conducted.

Exploration permits are granted for specified areas that are judged by the Mining Inspectorate to be of suitable shape and size that they are capable of being explored in “an appropriate manner”. The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of SEK20/hectare, covering an initial period of three years. If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK16 or SEK10, respectively (of the original SEK20 fee) per abandoned hectare become refundable.

It is possible to extend the time a claim is held to a total of 15 years after the date of the original granting, but the annual fees per hectare increase substantially: SEK21/year/hectare for years four to six, SEK50/year/hectare for years seven to ten, and SEK100/year/hectare for years eleven to fifteen. No further extension of mineral exploration permits is allowed after year 15. The high fees in the later years discourage excessive claim holdings deemed to be of little value by the holder. An exploitation concession (mining permit) can be applied for at any time while a claim is in good standing, and may be granted for a period of

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Tasman Matels Ltd. - NI 43 101 - Technical Report

up to 25 years.
Table 4.1:  Claim Details

Norra Kärr nr1	Granted:	August 31, 2009
	Valid to:	August 31, 2012
	Area:	549.40 Ha
	Corner Points:	1	6,444,699 N	1,427,228 E
		2	6,443,750 N	1,428,763 E
		3	6,441,160 N	1,427,163 E
		3	6,442,108 N	1,425,628 E

Norra Kärr nr2	Application:	October 10, 2010
	Valid to:	NA
	Area:	2,033.59 Ha
	Corner Points:	1	6,441,160 N	1,427,163 E
		2	6,436,125 N	1,426,410 E
		3	6,433,910 N	1,425,215 E
		4	6,434,415 N	1,423,395 E
		5	6,436,120 N	1,422,960 E
		6	6,439,145 N	1,424,130 E
		7	6,442,108 N	1,425,628 E

Norra Kärr nr3	Application:	November 11, 2010
	Valid to:	NA
	Area:	752.06 Ha
	Corner Points:	1	6,445,933 N	1,430,179 E
		2	6,443,650 N	1,429,430 E
		3	6,440,140 N	1,427,015 E
		4	6,441,160 N	1,427,163 E
		5	6,443,750 N	1,428,763 E
		6	6,444,699 N	1,427,228 E
		7	6,443,150 N	1,426,265 E
		8	6,444,345 N	1,426,735 E
		9	6,445,360 N	1,426,945 E
		10	6,445,933 N	1,427,092 E

Norra Kärr nr4	Application:	December 8, 2010
	Valid to:	NA
	Area:	1,744.14 Ha
	Corner Points:	1	6,451,730 N	1,432,080 E
		2	6,445,933 N	1,430,179 E
		3	6,445,933 N	1,427,092 E
		4	6,446,940 N	1,427,350 E
		5	6,448,230 N	1,427,820 E
		6	6,449,890 N	1,428,325 E
		7	6,451,730 N	1,429,740 E

An exploration report, with results (raw data), must be submitted to the Mining Inspector.

An exploration permit (undersökningstillstånd) gives access to the land and an exclusive right to explore within the permit area. It does not entitle the holder to undertake exploration work in contravention of any environmental regulations that apply to the area. Applications for exemptions are normally made to the County Administrative Board.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

An exploration permit is granted for a specific area where a successful discovery is likely to be made. It should be of a suitable shape and size and no larger than may be expected to be explored by the permit holder in an appropriate manner. Normally, permits for areas larger than a total of 100 hectares are not granted to private individuals. A permit is to be granted if there is reason to assume that exploration in the area may lead to the discovery of a concession mineral.

Compensation must be paid by the permit holder for damage or encroachment caused by exploration work.

When an exploration permit expires without an exploitation concession being granted, the results of the exploration work undertaken must be reported to the Mining Inspector.  Exploration permits are applied for in paper to the mining inspector, using a map and list of coordinates that define the boundaries of the area in question; the metal being sought must also be stated.

An exploitation concession (bearbetningskoncession) gives the holder the right to exploit a proven, extractable mineral deposit for a period of 25 years, which may be prolonged. Permits and concessions under the Minerals Act may be transferred with the permission of the Mining Inspector.

An exploitation concession relates to a distinct area, designated on the basis of the location and extent of a proven mineral deposit, and is normally valid for 25 years. A concession may be granted when a mineral deposit is discovered which is probably technically and economically recoverable during the period of the concession, and if the nature and position of the deposit does not make it inappropriate to grant a concession. Special provisions apply to concessions relating to oil and gaseous hydrocarbons.

Under the provisions of the Environmental Code, an application for an exploitation concession is to be accompanied by an environmental impact assessment. Applications are considered in consultation with the County Administrative Board, taking into account whether the site is acceptable from an environmental point of view.

Under the rules of the Environmental Code, a special environmental impact assessment for the mining operation must always be submitted to the Environmental Court, which examines the impact of the operation on the environment in a broad sense. The Court also stipulates the conditions which the operation is to meet.

Land needed for exploitation is normally acquired by the mining company through contracts of sale or leases. If there is a contract of sale, a property registration procedure must generally be undertaken through the Land Survey authority in order for registration of title to be granted.

Before any land, inside or outside the concession area, may be used it has to be designated by the Mining Inspector (markanvisning). This procedure usually regulates the compensation etc. to be paid to affected landowners, normally on the basis of an agreement between the company and the landowners, together with any other parties whose rights may be affected.

Mining companies (limited companies) pay corporations tax at a rate of 28% under the same rules as every other company. Accordingly, there are no special taxation rules for such companies. A royalty is paid on the value of minerals produced at a rate of 0.2%, which is shared between the landholder and the State each receiving 0.15% and 0.05% respectively.

The application fee for an exploration permit is SEK500 for each area of 2,000 hectares or part thereof. The exploration fee varies for different concession minerals and for different periods of validity. The application fee for an exploitation concession is SEK 6,000 per area.

Environmental Liability and Permitting

There are no known outstanding environmental liabilities on any of the licenses and, as required by Swedish law, all landowners identified by Tasman have been informed by the Swedish Inspectorate of Mines (Bergsstaten) that an exploration license has been applied for in accordance with Chapters 1.1 and 2 of the Mineral Act.

No environmental or planning permitting is required for geological mapping, rock chip sampling or soil sampling.  Permits are required district authorities for systematic till sampling, trenching and drilling programs.  Such permits have been granted as required.

A nominal environmental bond is held by the Bergsstaten in the name of Tasmet AB against future disturbance that is not rectified.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

PAH’s consideration of the environmental and permitting aspects of the Norra Kärr  Project is based on discussions with representatives of Tasman, reports provided by Tasman and observations made during the site visit.

The Norra Kärr asset is an early stage exploration project whose surface has been disturbed by exploration drilling, trenching and sampling and may not attract severe environmental penalties.  The Project is located in a farming area 3 hours drive south of Stockholm, 1 kilometre from a major motorway.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 4-1:  Norra Kärr Regional Location Plan

N
Skellefteå
Phanerozoic Cover
Caledonides
Sveconorwegian Orogen
Bergslagen District
Svecofennian Orogen
Falun
Stockholm
NORRA KARR
0
100
200
300 km
minarco mineconsult
FIGURE 4.1
TASMAN METALS LTD
NORRA KARR PROJECT
Project No : ADV-SY-33717
Index Map

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 4-2:  Norra Kärr Location Plan with Coordinates

E14.56°
E14.57°
E14.58°
E4
Munkeyrd
Holkaberg
Ojan
Narback
Lakarp
Porsarp
Staffanstorp
Kaxtorp
Ingelrearp
Rödja
Isgärda
Mörstorp
Vändelstorp
LEGEND
Provincial Boundary
Lease Boundary
Orebody
Roads
Towns
1 1427228E, 6444699N
2 1428763E, 643750N
3 1427163E, 6441160N
4 1425628E, 6442108N
METRES

FIGURE 4.2

TASMAN METALS LTD

NORRA KARR PROJECT

Exploration Permit

Project No : ADV-SY-33717

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

5	ACCESSIBILITY,CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Norra Kärr property has a very gentle terrain at an average elevation of about 200m ASL. Vegetation consists of a mixture of conifers (dominantly spruce) and deciduous types like birch, alder and oak. Modest amounts of shrubby undergrowth occur along with sphagnum moss. Outcroppings are sparse, and small ponds are regular throughout the countryside.

The climate is similar to arboreal forest found in southern Canada with warm pleasant summers and moderately cold winters. Winters are variable in southern Sweden with snowfall depending on the particular year. Scandinavia, like the rest of northwestern Europe, is influenced by the Gulf Stream which moderates the climate; the winter climate at this latitude would roughly be equivalent that in North America at about 5 to 10 degrees latitude further south. Except during periods of extreme winter conditions, the author is of the opinion that work could be carried out on this property on a year-round basis.

The property is accessible by road from Stockholm on highway E4 about 290 km southwesterly to the town of Gränna which lies on the eastern shore of lake Vättern. From Gränna a secondary road heads northerly and then easterly under the E4, linking it with a gravel road that accesses the centre of the property, a distance of just over 11 km.

Norra Kärr is very accessible to infrastructure, services, electricity, supplies and a skilled and educated labour force. The city of Jönköping lies about 30 km south of Gränna and has a population in excess of 84,000. The city is also the seat of Jönköping Kommun (municipality) hosting a population of over 122,000 and is also the seat of the larger Jönköping Län (county) which contains a population in excess of 330,000. The city is accessible by either highway or rail.

Northeast of Gränna, about 90 km along highway E4, lies the city of Linköping, boasting a population around 100,000. This city dates back 700 years and is known for its university and high tech industries, including the SAAB aircraft plant.

There appears to be adequate space to construct a mining operation on the property.  Current and former mining occurs 80 km NNE at Zinkgruvan and 50 km WNW at Ranstad, respectively.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 5-1: Norra Kärr Project site. Mixed cleared areas and pine and birch forest.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 5-2 : Norra Kärr Project - Site access road and road to the centre of the project

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

6	HISTORY

The Norra Kärr property has not been the subject of significant historic exploration.  It was a recent find by Swedish historical standards, and the metals present at the site have not been in great demand for exploitation until recent years.  The earliest documentation relates to geological bulletins, petrographic and mineralogic studies of the unusual rocks present.

The Norra Kärr alkaline complex was discovered around 1906 when geological mapping was conducted in the area by the Swedish Geological Survey (SGU). Some “strange” green, fine grained rocks were discovered which were subsequently investigated by Professor A. Törnebohm. Törnebohms investigation showed that the rock was composed of a large portion of nepheline and also the rare zirconosilicates eudialyte and catapleiite.  Further field studies in the area showed that other alkaline rock types were also present.  Törnebohm called the fine grained, green rock “Catapleiite-Syenite” but later workers decided to give this rock type the more local name “Grennaite” after the town Gränna situated some 15 km south of the complex.  Törnebohm published a brief geological description of Norra Kärr in 1906, which included a sketch map and a number of chemical analyses.

The most extensive scientific investigation of Norra Kärr was conducted by O.J. Adamsson (1944). The study comprises very detailed petrographical descriptions of the different rock types as well as additional geochemical data.  No drilling and very limited trenching had been conducted when Adamsson’s work was undertaken, and only a very small percentage of the surface of the intrusion was known.

During and immediately subsequent to the Second World War, the area was investigated and bulk sampled by Swedish mining company Boliden AB. Boliden was at this time mainly interested in the zirconium and to a lesser degree nepheline.  In 1948 Boliden came to an agreement with the landowners at Norra Kärr regarding the mining rights and in 1949 some bulk sampling and concentration tests were performed.  The results showed difficulty in separating nepheline and feldspar from the pyroxene aegirine, which resulted in elevated Fe values in the final concentrate.  The market prices for zirconium dropped during this period due to the discovery and mining of large placer deposits containing zircons and monazite (especially in Brazil). The bulk sampling was subsequently suspended and research halted.  Small blast pits remain from this period and only very small quantities is thought to have been mined.

In 1974, Boliden returned to the area to conduct further exploration.  The main focus this time was been nepheline but it was concluded that economic extraction not was possible.  Boliden excavated two large trenches, roughly east-west near the central part of the complex and separated by about 400m on average (see figure 6.1.) Archival data shows Boliden took up to 30 channel samples per interval along the northern trench. The intervals appear to have been chosen based largely on geological/ mineralogical variations within the complex. The northern trench consists of 151 samples taken from 8 zones over an aggregate length of 398m.  The southern trench consists of a total of 169 samples taken from 8 zones over an aggregate 382m.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 6-1: Norra Kärr Project – Location of Historic Work

Trenches Located by Boliden AB
Water Ponds
Possible Boliden Drillhole
Approximate Boundary of Norra Karr Complex
MN
6443200
6442800
6442400
Gyllingesjön
N Kärr
0
100
200
metres
1426800

FIGURE 6.1

TASMAN METALS LTD

NORRA KARR PROJECT

Location of Historic Work

Project No : ADV-SY-03717

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

A calculation of the composited Boliden samples yielded the following weighted averages:

North Trench:	244m @ 1.92 percent zirconium oxide, 0.37 percent TREO
South Trench:	149m @ 1.51 percent zirconium oxide, 0.50 percent TREO, and
52m @ 1.47 percent zirconium oxide, 0.44 percent TREO

Although TREO are quoted above, but samples taken by Boliden were not assayed for six of the nine higher-value, heavy rare earth elements.

The tables below summarize the results obtained by Boliden from the two aforementioned trenches.

Table 6.1: North Trench Results, Boliden, 1974.

Interval	IB	II	III	IV	V	VI	VII	VIII
Samples	4	8	16	30	30	30	28	5
Length (m)	47	22	53	67.5	60.5	60	56	32
ZrO2 (%)	0.17	0.59	0.48	2.15	2.00	1.94	1.52	0.55
Hf (%)	0.004	0.014	0.010	0.040	0.043	0.049	0.031	0.009
TREO (%)	0.06	0.13	0.16	0.35	0.40	0.45	0.28	0.10

Table 6.2: South Trench Results, Boliden, 1974.

Interval	IX	X	XI	XII	XIII	XIV	XV	XVI
Samples	11	10	29	28	33	34	8	16
Length (m)	25	21.5	63.5	64	66	90	17	35
ZrO2 (%)	0.90	1.40	1.66	1.40	0.47	0.35	1.47	1.47
Hf (%)	0.017	0.026	0.028	0.020	0.008	0.006	0.020	0.027
TREO (%)	0.07	0.22	0.42	0.67	0.38	0.24	0.71	0.31

No records of any mineral resources, reserves or production beyond Boliden’s test sampling exist for the Norra Kärr Project.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

7	GEOLOGICAL SETTING

Regional Geology

The Norra Kärr peralkaline nepheline-syenite complex is located is south central Sweden about 15 km NNE of the small town of Gränna and near the eastern shore of Lake Vättern.  The complex was discovered in the earliest years of the 20th century (around 1906).

The intrusive is N-S elongated, close to 1300m long and up to 460m wide has an the total surface area of approximately 380 000 m2 (38 hectares).  It intrudes a suite of Proterozoic gneisses and granites referred to as the Växjö Granite which belong to the Tran Scandinavian Igneous belt (1.85-1.65 Ga).  The Vaxjo Granite is a red coloured, biotite granite that is generally coarse grained and massive, but along lake Vättern it has a marked cataclastic schistosity in a north-south direction (Adamsson, 1944).

The contacts between the Norra Kärr intrusive and the surrounding Växjö Granite are west dipping.  Tasman’s diamond drilling has shown that the contact dips around 35-45 dgr to the west except in the southernmost part where the dip appears steeper. The eastern contact is also at least in part clearly fractured and possibly step faulted.

The emplacement age of the Norra Kärr intrusive is not well established but the most recent dating suggests a Rb-Sr age of 1545+-61 Ma (Blaxland 1977, recalculated by Welin 1980).

Local Geology

Collectively the Norra Kärr intrusive complex is classified as a nepheline syenite.  Nepheline is a mineral belonging to the feldspathoid group which is lacking in silica and often occurs in “undersaturated” alkaline intrusions.  However, Norra Kärr is more complex than a simple nepheline syenite, such that field classifications by previous researchers and explorers have divided the complex into a suite of rock types, many given names of local derivation.

7.2.1 Major Rock Types

The recent diamond drilling in combination with earlier work has shown that about 85% of the surface area is composed of varieties of “Grennaite” a green grey, often fine grained but in part recrystallised rock consisting of alkali feldspar, nepheline, aegirine, eudialyte and catapleiite. The remaining 15% is occupied by in general coarser grained alkaline rocks of different composition and texture which earlier workers have called Kaxtorpite, Lakarpite and Pulaskite.  A fine to medium grained alkaline rock with a dark, amphibolite appearance has also been encountered during drilling that was previously un-described.

Grennaite is a variable unit, but is much higher in zirconium and rare earth element content than the other alkaline rocks.  Consequently the Mineral Resource is to a large extent found within this group of rocks, in particular pegmatitic and “migmatitic” varieties.

The Pulaskite is a medium to coarse grained alkaline rock occurring mainly along the western flank of the intrusive. The Pulaskite is composed of albite, microcline, aegirine, Na-amphibole, and minor biotite and nepheline.  The microcline is often occurring as large, semi-translucent, rounded augen.  Rosenbuschite, apatite, titanite and fluorite occur as accessories.  Not uncommon are areas with alternating zones of aphanitic grennaite and coarser darker Pulaskite.  In places textures have been observed suggesting that the Grennaite is intruding and hydrothermally brecciating the Pulaskite.

The Kaxtorpite is a zirconium poor, coarse grained, often foliated-sheared, dark alkaline rock commonly with larger microcline augen in a groundmass of dark alkali-amphibole, aegirine, pectolite and nepheline.  A couple of varieties of Kaxtorpite exist within the intrusive. The most extensive area of Kaxtorpite is found in the central core of the intrusive where a 200 x 110m large often intensely crenulated folded body is present.  Towards the outer contacts of the central Kaxtorpite, zones/bands of fine grained Grennaite have been observed interfolded with the darker Kaxtorpite.

The Lakarpite is an often medium grained, albite-arfvedsonite-nepheline dominated rock with some microcline-rosenbuschite and minor titanite-apatite-fluorite. Both massive and schistose varieties are present. Diamond drilling has shown that the rock type is rare and only local, small pods have been

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Tasman Matels Ltd. - NI 43 101 - Technical Report

encountered.

Tasman has developed a lithocoding system to subdivide the different rock types and varieties, where 27 rock types have been defined.  Except for summarizing larger lithological units during logging every sample taken has also been characterized according to the same code system. The figure below is showing the distribution of the different rock types/codes.

Table 7.1: Geological Logging Codes and Metal Content

Lithology Zone	Logging Code	Short Description	Average ZrO2%	Average TREO%	% of total samples in data base
GTC	GT	Grennaite. Fine grained with no or low amount of larger Catapleiite grains and with less than 5% pegmatitoidal schlieren. Very fine grained to fine-grained ground-mass.	1,37	0,31	10,8
	GTC	Grennaite with more than 3% larger Catapleiite laths/needles. Schistose. Very fine grained ground-mass.	1,43	0,27	20,0
	GTCE	Grennaite with both Catapleiite and Eudialyte porph.	1,14	0,17	0,8
GPG	GT1	Grennaite with 5-10% pegmatitoidal schlieren or zones.	1,68	0,49	7,6
	GT2	Grennaite with 10-30% pegmatitoidal schlieren or zones.	1,87	0,58	8,0
	GT3	Grennaite with 30-50% pegmatitoidal schlieren and/or zones.	2,10	0,60	6,2
	GTP	Grennaite with 50-70% coarser, pegmatitoidal zones and schlieren.	2,14	0,66	3,4
	PGT	70-90% Pegmatitic Grennaite with 10-30% fine-grained Grennaite zones/slabs.	2,30	0,69	3,1
	NEF	Nepheline-syenite (Grennaitic) pegmatite >90%.	2,15	0,67	5,6
	GTR	Evenly medium grained "Grennaite" . Only in part coarser pegmatitoidal.	2,01	0,64	2,5
GTM	GTM	"Migmatitic", possibly cooked/re-crystallized Grennaite.	1,42	0,48	6,0
	GTMi	Slightly cooked, re-crystallized Grennaite. In part showing crenulated folding.	1,52	0,51	3,2
PUL	PUL	Pulaskite. Coarse-medium grained. Microcline augen in Alb-Aegirine-Amph ground-mass. Minor Nepheline-Biotite.	0,35	0,14	3,2
	PULF	Pulaskite? or possibly strongly fenitizied granitoide.	0,70	0,25	0,5
	PULG	Pulaskite with Grennaite zones/bands.	0,61	0,19	1,2
KAX	KAX	Kaxtorpite. Microcline-Eckermannite-Aegirine +- Nepheline-Pectolite-Natrolite. Often strongly folded (in part isoclina).	0,22	0,14	2,2
	KAG	Kaxtorpite with some Grennaite bands. Often intensely folded.	0,40	0,22	2,8
	GTK	Grennaite with Kaxtorpite bands	0,77	0,30	1,4
	MAF	Mafic dike. 10-100 cm wide, very fine grained, sometimes Amph porphyritic.	0,12	0,10	1,3
MAF	MAA	Mafic, probably alkaline, fine to medium grained, dark, amphibole-rich, intrusive rock.	0,23	0,18	1,2
	MHYB	Mafic rock. Infiltrated by/brecciated by alkaline (fsp-eudialyte) veining	1,51	0,66	1,0
	LAK	Lakarpite. Albite-Afredsonite-Nepheline dominated medium grained.	0,54	0,27	0,2
	AUN	Alkaline unspecified rock. Often pale, Fsp dominated.	0,75	0,25	3,7
	FEN	Fenite. Strongly bleached, Albite rich, very fine grained.	0,70	0,17	0,5
	MYL	Mylonite	0,14	0,08	0,4
	PEG	Granite pegmatite.	0,34	0,30	0,2
GR	GR	Granitoide. In general very coarse grained. Often "fenitizied".	0,12	0,07	2,8

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

For modeling purposes GTM Lithology code was added to GTE Lithology code based on average ZrO2%

7.2.2 Distribution and Description of Grennaite Units

Drilling suggests that the nepheline syenite complex is zoned in a roughly concentric fashion, surrounding the core of poorly mineralized Kaxtorpite.  The mineralized Grennaite shows a general trend away from the host granite contacts where the grain size of the Grennaite ground-mass becomes coarser grained and/or recrystallised, and schlieren of medium grained pegmatitoidal “veins” are developed.

“Migmatitic” Grennaite (GTM)

In the central part of the intrusive surrounding the core of Kaxtorpite the Grennaite shows an almost “migmatitic”, recrystallized texture and also often a crenulated foliation (rock codes GTM and GTMi). The extent of the recrystallization varies from a slight coarsening of the texture (GTMi) further away from the central Kaxtorpite to a gneissic/migmatitic, blurry medium grained texture proximal to the Kaxtorpite (GTM Lithology zone).  The bands are of a different less mineralogical complex nature than the pegmatitoidal schlieren in the PGT domain. Some pegmatitoidal schlieren are however also locally present and the contact between the two domains GTM-PGT are gradual.

Catapleiite is often present in the GTM-GTMi type as pinkish or beige, somewhat elongated, corroded anhedral, grains quite different looking from the euhedral style in the GTC.  The mineral is tricky to identify by naked eye but easily shown under short wave UV light.  Eudialyte is only occasionally observed by naked eye and then mainly in sporadic pegmatitic schlieren.

Pegmatitoidal Grennaite (GPG)

Surrounding the “migmatitic” zone, a wide zone of partly pegmatitoidal Grennaite occurs, summarized as the GPG zone but subdivided into seven zones based on the degree of pegmatitization (GT1-GT3, GTP, PGT, NEP and GTR).  This unit is inhomogeneous, ranging from zones with 5-10% of cm wide, medium grained, leucocratic schlieren in finer grained Grennaite, to several meter wide zones of very coarse grained nepheline-syenite pegmatite. The pegmatitic zones and schlieren consist of the same minerals as the fine grained Grennaite, though typically poorer in aegirine and richer in feldspar-nepheline and eudialyte.

As described, there are often gradual transitions between the different varieties of Grennaite. The grain size of the minerals in the thinner schlieren is around 5 mm and thus sensu stricto not pegmatitic. Zones of very coarse grained (up to 5 m wide) true Nepheline Syenite pegmatite are also present near the central part of the complex. The most extensive areas of pegmatitoidal material have been encountered on sections D and F about 100m south and north of the central Kaxtorpite.

The pegmatitic schlieren and zones generally contain the same main minerals as the fine grained Grennaite, but in different proportions.  There is also a large variation in mineral composition and grain size between different pegmatitic schlieren and zones within the complex. Most commonly, the zones are dominated by microcline-albite and nepheline though darker aegirine rich varieties locally have been observed.  Compared to the fine grained Grennaite, mineralogy is more variable, including small amounts of galena, fluorite, natrolite, amphibole and apatite.

The distribution of eudialyte and catapleiite are variable but geochemical analyses as well as visual observations suggest that both minerals are more abundant in the pegmatitic facies than elsewhere. The amount of eudialyte is seldom greater than ten volume percent though short intervals can be richer. Eudialyte occur as rounded to subhedral up to a 2cm size grains are quite variable in colour from relatively dark brown-red to over clear red to pale pink. In places the eudialyte is pink reddish, semi-translucent in bands, veins or patches.

The coarser grained varieties are sometimes slightly weathered/altered and partial breakdown of nepheline, feldspar and also eudialyte forming natrolite and white-grey micaeous soft secondary minerals along fissures and grain boundaries.

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Catapleiite Porphyritic Grennaite (GTC)

Outside of the “GPG” zone and closer to the granite contact, the Grennaite ground-mass becomes gradually finer-grained to aphanitic and the rock is often consequently schistose.  Typically this zone (GTC lithology zone) is porphyritic in appearance, with a couple percent 1-30 mm long, lath like, elongated to needle shaped grains of the zirconosilicate mineral catapleiite (code GTC).  The catapleiite porphyritic variety of the Grennaite is occupies a large volume along the flanks of the intrusive, where the colour varies between general grayish green to light green or medium grey.  The lighter variations are often found towards the granite contacts. The green colour arises from the presence of the sodium rich pyroxene aegerine in the groundmass.  The groundmass is normally very fine grained to aphanitic though a slight gradual coarsening is quite apparent as you move towards the central parts of the complex.

The same zone locally shows zones of Grennaite where both catapleiite and eudialyte occur as larger grains (code GTCE).  The pink-red eudialyte grains make up a few percent of the rock volume are often very rounded and up to a couple mm in size.

Where the Grennaite is less clearly catapleiite and/or eudialyte porphyritic the logging code GT has been used and this variety is mainly present in the GTC lithology zone.  The code GTC is used where the catapleiite grains are well defined and easily spotted by naked eye which is the case where the ground mass is very fine grained. In slightly coarser grained recrystallized Grennaite, larger grains of catapleiite are also present but with often diffuse corroded/rounded boundaries and are tricky to spot by naked eye. Since the mineral fluoresces bright green in short waive UV light, the presence can easily be revealed.

The Grennaite in the GTC zone is in general showing a clear and relatively consequent schistosity or preferred orientation which sometimes is characterized by smeared, band-like catapleiite laths.  Natrolite is sometimes seen, as diffuse veins/pods and locally as translucent small crystals in occasional open vugs.  The Natrolite is probably formed after breakdown of nepheline and possibly feldspar.

Even though texture and composition varies within the different varieties of Grennaite, it is thought that the sub units have a common origin as a gradual transition between the varieties is often apparent.

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Figure 7-1:  Average REE content in different rock types

Figure 7-2:  Average ZrO2 content in different rock types

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7.2.3 Distribution and Description of Other Alkaline Rocks

Pulaskite (PUL)

Pulaskite is the only rock name which is not locally derived. The name originates from a nepheline syenite in Pulaski county, Magnet Cove, Arkansas. Due to the similar mineralogy and chemistry to Pulaskite at the type locality, Adamsson (1944) used the name for one of the coarser grained alkaline rocks at Norra Kärr.

Microcline is by far the most important mineral in the Pulaskite, often occurring as up to several cm large, augen like, semi-translucent grains.  Albite, microcline, aegirine, amphibole and some biotite and nepheline makes up the ground mass.  Rosenbuschite, apatite, titanite and fluorite occur as accessories.

The Pulaskite at Norra Kärr occupies a significant volume along the western flank of the intrusive and often lies in contact with granite.  In some drill holes through the western contact it has been difficult to discriminate the Pulaskite from fenitizied granite.

Kaxtorpite (KAX)

The name Kaxtorpite, derived from the village just SW of the intrusive has been used by Adamsson (1944) for dark, medium to coarse grained alkaline rocks containing the alkali amphibole eckermannite.  Earlier mapping and present drilling have encountered two larger areas of rocks defined as Kaxtorpite, one 200 by 120 m large body in the central part of the intrusive and one 80 by 35 m area in the northern part.  Some small pods of rock of similar appearance have also been encountered at a couple of other places.

The two larger areas of Kaxtorpite differ in texture, mineralogy and also chemistry but Adamsson (1944) still placed them into the group mainly due to the eckermannite content.  Both the Kaxtorpite bodies are poor in both Zr and REE’s.

The northern Kaxtorpite is located on the northernmost drilled section is surrounded by Catapleiite porphyritic Grennaite (GTC) with lower grade REE mineralization which fall well below the 0.4 ppm TREO% cut-off.  The central Kaxtorpite is however as described earlier surrounded by the moderately mineralized GTM domain (about 0.5% TREO and 1.5% ZrO2).

The central Kaxtorpite is often isoclinally folded and showing a crenulated folding. Less strongly folded parts are often carrying 0.5-3 cm large, semi-translucent, rounded microcline augen in a matrix (according to Adamsson) composed of albite, eckermannite, aegirine, pectolite some nepheline and natrolite.  Traces of fluorite, titanite and an unidentified elongated, rosenbuschite resembling, yellowish mineral have also been observed. Towards the outer contacts wider zones and intensely interfolded thin bands of green, fine grained Grennaite are present within the Kaxtorpite.

Mafic alkaline rock (MAF)

On one of the drilled sections (section F) a dark, fine to fine medium grained, amphibole dominated rock (code MAA) was encountered in three of the holes (NKA10011-013). In NKA 012 a 25m wide zone, dominated by the mafic rock was intersected.  Except for dark amphibole, pale feldspar and minor fluorite have been observed in the matrix where the rock is coarser grained.

Close to the contacts eudialyte rich pegmatitoidal veining has been introduced into the mafic rock, and it appears fluids have reacted and almost totally replaced the original rock. This hybrid rock (coded MHYB) contains often high REO and Zr values while these elements are very low in the unaffected variety. Two whole rock samples taken in relatively unaffected MAA is showing very high Alkali content (Na2O, 8,6% resp. 9,1% and K2O 2,8% resp. 3,0%) suggesting that the rock is belonging to the Alkaline suite.

Lakarpite LAK)

The name Lakarpite is derived from a farm just north of the intrusive, used by Adamsson (1944) to describe a medium grained, pale rock consisting essentially of albite,-afredsonite-nepheline with some microcline-rosenbuschite and minor fluorite-titanite-apatite.

Drilling has shown that the rock type is rare and only local, small pods have been encountered thus far.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

Table 7.2:  Whole rock analyses of major rock types, Tasman 2010

Logging code		GTC	GTR	NEP	NEP	PGT	GTM	PUL	KAX	MAA	MAA
Drill hole Interval	Analyse type	NKA09001 24.8-26.8m	NKA09004 43.4-45.4m	NKA09005 46.45-47.88m	NKA10016 112.6-114.25m	NKA09006 125.4-127.4m	NKA10017 47.4-49.4m	NKA09006 46.4-48.17m	NKA10017 12.35-14.35	NKA10012 111.15-113.17m	NKA10012 117.55-118.75m
SiO2%	XRF06	57.13	54.71	55.2	53.5	56.42	57.63	61.94	57.67	48.31	48.59
Al2O3%	XRF06	19.46	19.69	17.77	19.43	17.31	18.14	16	15.46	14.21	14.21
Fe2O3%	XRF06	4.41	4.84	4.3	4.35	4.27	5.95	3.48	4.59	8.61	8.66
CaO%	XRF06	0.55	1.02	1.53	1.78	1.86	2.61	2.27	4.37	8.13	7.59
MgO%	XRF06	<0.01	0.14	0.03	0.88	0.56	0.06	0.91	1.7	4.33	4.46
Na2O%	XRF06	11.59	10.73	8.98	7.69	9.51	8.55	6.74	8.53	8.64	9.06
K2O%	XRF06	3.63	3.38	5.54	4.8	4.03	4.13	5.31	3.28	2.77	3.02
Cr2O3%	XRF06	<0.01	<0.01	<0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
TiO2%	XRF06	0.01	0.08	0.05	0.04	0.06	0.04	0.43	0.56	0.93	1.06
MnO2%	XRF06	0.12	0.19	0.16	0.24	0.31	0.19	0.09	0.86	0.27	0.25
P2O5%	XRF06	0.008	0.009	0.01	0.009	0.012	0.009	0.142	0.008	0.182	0.247
SrO%	XRF06	0.02	0.03	0.03	0.04	0.04	0.04	0.03	0.05	0.05	0.05
BaO%	XRF06	<0.01	<0.01	<0.01	0.01	0.01	<0.01	0.1	0.07	<0.01	0.02
LOI%	XRF06	1.38	3.86	4.52	5.59	2.98	2.44	0.64	2.29	2.25	1.06
Total%	XRF06	98.31	98.68	98.12	98.37	97.38	99.8	98.09	99.45	98.69	98.3

TREO%	ICP-MS	0.281	0.519	0.576	0.727	1.135	0.463	0.054	0.085	0.112	0.030
HREO%	ICP-MS	0.167	0.249	0.370	0.378	0.644	0.282	0.018	0.038	0.039	0.007
%HREO	ICP-MS	59.2	48.0	64.2	52.0	56.8	60.8	33.7	37.7	34.9	24.4
ZrO2%	ICP-MS	1.580	1.648	2.756	1.445	2.445	1.486	0.125	0.098	0.140	0.034

Debate continues as to the exact origin, timing and mode of emplacement of this complex into the surrounding granites and gneisses. One school of thought believes that the peralkaline rocks of Norra Kärr are part of a volcanic neck or plug and that the coarse grained components may be early crystallizing fractions that have been disrupted and included in the grennaitic magma. The contacts with the granite are generally quite sharp where observed. Fenitization (alkali metasomatic alteration) occurs along the margins of the contact, and fenitized xenoliths of the host rock occur within the Norra Kärr intrusive itself. Foliations found within the peralkaline rocks have been interpreted as protoclastic (primary, at the time of emplacement) exhibiting flow structures and primary crystallization features conformable to the outer contact of the body.

Most examiners subscribe to the primary magmatic origin scenario, but Koark (1960, 1969) disputes this model. He proposes a metamorphic origin, claiming that the immediate country rock is a series of granitic, quartz dioritic and schistose gneisses which in places are intruded by the Växjö granite, thus placing the relative contact/intrusive relationship between the granite and the peralkaline rocks in question. Koark also maintained that the foliation he studied is best explained in terms of metamorphic schistosity.

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Figure 7-3: GTC - very fine grained Grennaite with bluish white elongated catapleiite grains.

Figure 7-4: GTC - very fine grained Grennaite.

Bluish catapleiite grains and some small, rounded, feldspar crystals/inclusions.

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Figure 7-5: GTM - “Migmatitic” Grennaite medium grained with rounded, catapleiite grains (arrow).

Figure 7-6: GTM - “Migmatitic” Grennaite medium grained.

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Figure 7-7: GTMi. Slightly “re-crystallised” Grennaite with crenulated folding.

Figure 7-8: PUL - coarse grained Pulaskite zone with large microcline augen

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Figure 7-9: KAX - Foliated, Kaxtorpite.

Figure 7-10: KAG - dark Kaxtorpite intensely folded with thin bands of green, fine grained Grennaitic material.

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Figure 7-11: PGT - Pegmatitic schlieren/veining in Grennaite, with elongated crystals of catapleiite.

Figure 7-12: NEP - Nepheline syenite pegmatite, microcline and eudialyte rich.

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Figure 7-13: NEP - nepheline syenite pegmatite very rich in pink-red eudialyte.

Figure 7-14: MAA-  Mafic probably alkaline rock.

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Figure 7-15: Norra Kärr  Project – Generalised Geology

Grennaite. (Fine grained, Aegirine rich Nefeline Syenite)
Grennaite, Catapleiite porphyritic
Grennaite, pegmatitic (Nefeline Syenite pegmatite)
Grennaite, Eudialyte + (Catapleite porphyritic)
Kaxtorpite. (Microcline-Albite-Pectolite-Amphibole-Aegerine -Nefeline Syenite)
Pulaskite. (Albite-Amphibole Nefeline Syenite)
Pulaskite with Grennaite zones
Alkaline rock. Unspecified
Lakarpite. (Albite-Amphibole (Arfedsonite)-Nefeline Syenite
Diamond Drill hole
1,426,800 mE
1,427,000 mE
Tasman Metals Ltd
TSX.V:TSM
www.tasmanmetals.com
007
008
009
Section B
019
020
021
022
023
Section C
006
005
014
004
003
002
001
Section D
6,442,800 mN
026
025
024
017
018
016
Section E
6,442,600 mN
013
012
011
010
015
Section F
6,442,400 mN
0
100
200
metres
6,442,200 mN
Norra Kärr
Geology and Drill holes

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8	DEPOSIT TYPE

Norra Kärr is most likely a peralkaline intrusive complex belonging to the classification of “agpaitic.” It is now Norra Kärr is most likely a peralkaline intrusive complex belonging to the classification of “agpaitic”.  It is now generally agreed that the term "agpaitic" should be restricted to peralkaline nepheline syenites (and phonolites) containing minerals such as eudialyte and rinkite, that is, complex silicates of Zr, Ti, the rare earth elements (REE), and F and other volatiles. There are, however, cases of transition into more common types of nepheline syenites containing zircon, titanite, ilmenite, etc. The agpaitic rocks are characterized by extremely high contents of rare elements such as Li, Be, Nb, Ta, REE, Zr, Th, etc. and of volatiles, first of all F and Cl (Sorrensen, 1997).

The recent drilling combined with earlier detailed surface mapping performed by Boliden suggests a zoned, or layered pattern to the Norra Kärr complex trending roughly north-south.

A similar geologic setting occurs at the Lovozero massif in northwestern Russia east of Finland. The Paleozoic massif intrudes Archean garnet-biotite gneisses and has the form of a laccolith with a broad base. The massif is much larger than Norra Kärr, being roughly 25 km in diameter.  It consists of eight differentiated ultramafic to peralkaline phases of which the youngest phase is a eudialyte-bearing lujavrite--a nepheline syenite containing amphibole, aegirine nepheline, microcline and eudialyte (Arzamastsev, et al, 2008.)

Other deposits with similarities to Norra Kärr include the Kipawa Lake deposit in Ontario being explored by Matamec Explorations Inc (www.matamec.com); Strange Lake deposit along the northeastern Quebec/northwestern Labrador border being explored by Quest Rare Minerals Ltd (www.questrareminerals.com);  Thor Lake, NWT, Canada being explored by Avalon Rare Metals Inc (www.avalonraremetals.com) and Dubbo in Australia, being explored by Alliance Resources Ltd (www.allianceresources.com).  Lovozero is currently being mined, while the other deposits are in an advanced state of exploration or development.

The target for potential future mining at Norra Kärr is a bulk-mineable, open pit resource that contains no sulphides, oxides or radioactive minerals.  The host rock is a layered peralkaline intrusive, and the commodities sought would be zirconium and a suite of rare earth elements contained with certain exotic silicate minerals known to exist at Norra Kärr and in the other deposits cited, above.

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9	MINERALISATION

The rock units comprising the Norra Kärr peralkaline (agpaitic) intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REE's, Zr, Nb, Y and Hf.

Distribution of Rare Earth Elements at Norra Kärr

Whilst there are a number of different accessory minerals with potential to carry REE’s reported from academic work at Norra Kärr, it is interpreted that a majority are hosted within the zirconosilicate eudialyte which is consistently present in mineralized units.

Other possible REE-bearing minerals reported by earlier workers include:

Rinkite-Mosandrite	[(Ca,Ce)4Na(Na,Ca)2Ti(Si2O7)2F2(O,F)2]
Britholite-Y	[(Y,Ca)5(SiO4,PO4)3(OH,F)]
Lessingite	[(Ca,Ce,La,Nd)5(O,OH,F)(SiO4)3]
Apatite	[Ca5(PO4)3F]
Tritomite-(Ce)	[(Ce,La,Y,Th)5(Si,B)3(O,OH,F)13] and a
REE-bearing Rosenbuschite-resembling mineral.

Of the above, only rosenbuschite has been visually identified in drill core.  A combined mineralogical and metallurgical investigation has recently been initiated by Tasman to better understand mineral distribution, who contracted SGS Mineral Services in Ontario, Canada.

The eudialyte group of minerals are Na rich, zirconosilicates with a very complex structure which can accommodate varying amounts of the cations Ca, Fe, Mn, REE, Sr, Nb, Ta, K, Y, Ti, W and H (Johnsen et al., 2003).  Today around 20 different minerals belonging to the group have been defined.  Many earlier reported eudialyte occurrences have following detailed modern investigation shown not to be true eudialyte, but one or several minerals of the eudialyte group.

The complex structure of eudialyte allows substitution of various cations, including REE’s, so a definitive percentage for zirconium (Zr) and any REE’s are not reliable. The chemical formula of eudialyte can therefore be expressed in several ways, a common representation being:

Eudialyte                                           Na4(Ca,Ce)2(Fe,Mn,Y)ZrSi8O22(OH,Cl)2

The physical properties of the different minerals in the eudialyte group are often very similar thus visual identification is often impossible.  The crystal structure and exact chemical composition of the eudialyte at Norra Kärr is not known but wide colour variation suggests several minerals belonging to the eudialyte group may be present.

Table 9.1 below is provides a chemical analysis of eudialyte from pegmatititic schlieren completed by Mauzelius in 1906 and reported by Adamsson (1944).  The reported TREO content was 6.87% of which 3.9% or 57% being Y+HREO. Fryer and Edgar (1977) prepared three eudialyte concentrates from Norra Kärr which showed a TREO content between 3.91 and 4.63% of which about 57-59% constitutes of Y+HREO (Table 9.1).

Table 9.1: Chemical analyse of eudialyte from a pegmatitic schlieren.

SiO2%	47.85	ZrO2%	13.39
Na2O%	13.19	CaO%	7.63
FeO%	2.92	MnO%	2.69
MgO%	0.08	K2O%	0.51
H2O%	2.64	TiO2%	0.11
Ta2O5%*	1.22
F%	0.32	Cl%	0.43

Sum Ce2O3	2.97
Sum Y2O3	3.9
Total REO	6.87

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Table 9.2:  X-ray fluorescence analysis of eudialyte concentrate from Norra Kärr.  Modified after B.J. Fryer and A.D. Edgar 1977)

	Eudialyte from porphyritic Grennaite (GTCE)	Eudialyte from pegmatitic zone/vein (PGT)	Eudialyte from pegmatitic zone/vein (PGT)
La2O3_ppm	3307	4128	4140
Ce2O3_ppm	7051	8269	8422
Pr2O3_ppm	902	1038	1065
Nd2O3_ppm	3569	4047	4176
Sm2O3_ppm	1129	1264	1310
Eu2O3_ppm	147	155	179
Gd2O3_ppm	1429	1579	1671
Tb2O3_ppm	NA	NA	NA
Dy2O3_ppm	2089	2410	2525
Ho2O3_ppm	NA	NA	NA
Er2O3_ppm	1544	1738	1875
Tm2O3_ppm	NA	NA	NA
Yb2O3_ppm	1662	1947	2004
Lu2O3_ppm	262	266	272
Y2O3_ppm	16001	16509	18668

TREO%	3,91	4,34	4,63
HREO%	2,31	2,46	2,72
LREO%	1,60	1,87	1,91
%HREO	59,2	56,8	58,7
%LREO	40,8	43,2	41,3

Figures 9.1 and 9.2 show the average REO and zirconium content in different rock types from Norra Kärr.  The REO content is elevated in the pegmatitoidal Grennaite, where a higher percentage of pegmatitoidal material corresponds to higher REO content. The non-pegmatitic but re-crystallised to “migmatitic” varieties of Grennaite in the central part of the intrusive (GTM and GTMi) have a lower REO content than the pegmatitic types but almost double compared to the fine-grained catapleiite porphyritic varieties towards the outer contacts (GTC, GTCE and GT).

The heavier REE’s appear relatively depleted in the GTM/GTMi varieties located in the central part of the intrusive as can be seen in the two chondrite normalized plots below (Figure 9.3 and 9.4).  A tendency that the pegmatitic Grennaite furthest away from the central Kaxtorpite have a higher HREO/TREO ration has also been observed.

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Distribution of Zirconium and Hafnium at Norra Kärr

The two dominant zirconium bearing minerals at Norra Kärr are catapleiite and eudialyte which both occur quite abundantly in all the different varieties of the Grennaite.  A number of other rare zirconosilicates such as

Rosenbuschite	[(Ca,Na)3(Zr,Ti)Si2O8F],
Låvenite	[(Na,Ca)2(Mn2+,Fe2+)(Zr,Ti)Si2O7(O,OH,F)] and
Hiortdahlite	[(Ca, Na)3(Zr,Ti)Si2O7(O,F)2] plus
Zircon	(ZrSiO4)

have been reported by earlier workers. Only rosenbuschite have been clearly identified by Tasman in small amount in the coarser grained alkaline phases Pulaskite and Lakarpite.

The zirconium content of eudialyte can vary due to the complex structure of the mineral, but seem to average around 12%. Catapleiite, a less complex water-bearing cyclosilicate has the following chemical composition:

Catapleiite                                           Ca/Na2ZrSi3O9•2H2O

The distribution of calcium and sodium in catapleiite can vary, and Adamsson (1944) suggested that the bluish catapleiite is more sodium rich while the brown-red variety contains more Ca. The zirconium oxide content of the mineral is around 30% thus almost three times higher than for eudialyte.

In table 9.3, two mineral analyses of catapleiite from Norra Kärr are shown (from Adamsson 1944).  The analytical method is not known.

Figure 9.4 below shows a scatter plot of TREO vs ZrO2, which may identify two different populations.  The distribution of the two minerals in the pegmatitic zones and veins are variable, and both catapleiite-dominant and eudialyte-dominant are noted.

As shown in figure 9.5, the relationship between hafnium and zirconium is close to linear. Hf/Zr = 0.0235.

Table 9.3:  Mineral analyses of catapleiite from Norra Kärr

	1	2
SiO2%	43.44	43.69
ZrO2%	26.98	32.00
Al2O3	2.89	----
FeO%	0.55	0.27
Na2O%	6.49	12.62
CaO%	8.47	3.12
K2O%	0.10	0.24
H2O%	11.08	8.63

Total	100.00	100.57

1.  Decomposed brick red Catapleiite. Analyzed by A. Bygden, 1943.

2.   Brownish red Catapleiite from a pegmatitic schlieren. Analyzed by Mauzelius 1906.

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Figure 9-1: Norra Kärr Project – Eudialyte Concentrates

Figure 9-2: Norra Kärr Project – REE distribution in various Grennaite types

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Figure 9-3: Norra Kärr Project – REE distribution in various Grennaite types

Figure 9-4:  Norra Kärr Project – TREO % Vs ZrO2 % Scatter plot

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Figure 9-5:  Norra Kärr  Project – ZrO2 % Vs Hf ppm Scatter plot

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Figure 9-6:  Norra Kärr Project – Eudialyte in retrogressed Grennaite.

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10	EXPLORATION

Prior to the involvement of Tasman Metals Ltd in the Norra Kärr Project, the most significant exploration was undertaken by Swedish mining company Boliden AB in the period 1974-1975.  The details of Boliden’s work were discussed in the History section of this report and are shown in Figure 6.2.  A couple of small test-mine pits were excavated on the property, a historical marker on site suggesting that this was completed in the 1940’s.

At the beginning of their exploration program in 2009, Tasman selected various samples for assay from a suite of rock specimens collected and archived by Boliden in the 1970’s.   Tasman geologists chose rocks representative of various lithological units along the two trenches that were excavated and sampled by Boliden.  A slab of each specimen was sawn by the Tasman and submitted for analysis.  Table 10.1 show these results in comparison to the original composited results Boliden obtained from each of their large sampling intervals.

Overall, considering that the Boliden specimens were just point samples supposed to represent the rock type within the respective sample intervals, many over several tens of meters, the correlation between the hand specimen analyses and the average assay for the trench composites is quite acceptable. This may suggest that within each large sample interval, the mineralization is quite homogeneous.

Table 10.1:  Comparison of Grab Samples vs Composite Trench Samples

TASMAN SAMPLE	BOLIDEN SPECIMEN	INTERVAL	WIDTH (M)	TASMAN ZrO2%	BOLIDEN ZrO2%	TASMAN Hf %	BOLIDEN Hf %	TASMAN TREO%	BOLIDEN TREO%
400017	3	I	47	0.05	0.17	0.001	0.004	0.04	0.06
400016	9	II	22	0.67	0.59	0.014	0.014	0.17	0.13
400015	25	III	53	0.56	0.48	0.010	0.010	0.24	0.16
400014	33	IV	67.5	3.26	2.15	0.045	0.040	0.26	0.35
400013	38	IV	67.5	0.97	2.15	0.018	0.040	0.16	0.35
400012	45	IV	67.5	1.63	2.15	0.030	0.040	0.46	0.35
400011	54	IV	67.5	1.84	2.15	0.035	0.040	0.64	0.35
400010	62	V	60.5	1.65	2.00	0.030	0.040	0.33	0.40
400009	70	V	60.5	0.06	2.00	0.001	0.040	0.10	0.40
400008	79	V	60.5	1.69	2.00	0.031	0.040	0.54	0.40
400007	93	V	60.5	1.75	2.00	0.032	0.040	0.70	0.40
400005	117	VI	60	1.87	1.94	0.037	0.040	0.43	0.45
400004	122	VII	56	1.76	1.52	0.034	0.032	0.27	0.28
400003	129	VII	56	1.33	1.52	0.025	0.032	0.19	0.28
400002	136	VII	56	4.78	1.52	0.052	0.032	0.35	0.28
400001	152	VIII	32	0.05	0.55	0.001	0.012	0.04	0.10
400018	4	IX	25	1.11	0.90	0.023	0.017	0.05	0.07
400019	16	X	21.5	1.35	1.40	0.033	0.026	0.21	0.22
400020	20	XI	63.5	1.09	1.66	0.021	0.027	0.18	0.42
400021	41	XI	63.5	1.10	1.66	0.019	0.027	0.49	0.42
400022	59	XII	64	1.49	1.40	0.023	0.029	0.57	0.67
400023	73	XII	64	1.26	1.40	0.022	0.029	0.46	0.67
400024	86	XIII	66	1.43	0.47	0.024	0.011	0.46	0.38
400025	108	XIII	66	0.04	0.47	0.001	0.011	0.26	0.38
400026	129	XIV	90	0.59	0.35	0.011	0.009	0.24	0.24
400027	139	XIV	90	0.02	0.35	0.000	0.009	0.10	0.24
400028	151	XV	17	0.82	1.47	0.012	0.029	0.32	0.71
400029	159	XVI	35	0.92	1.47	0.020	0.018	0.35	0.31
400030	167	XVI	35	1.03	1.47	0.022	0.018	0.32	0.31

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

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Of the 30 samples analyzed by Tasman, 27 came from Norra Kärr intrusion. The TREO values for these 27 samples ranged from 0.09 per cent to 0.70 per cent, and the percentage of HREO contained within these samples ranged from 20 to 69 per cent, averaging 54 per cent. This is a high ratio of HREO to LREO; most REE deposits contain 1 to 3 per cent HREO in the TREO.

In 2009, Tasman also submitted five rock specimens for petrographic analysis. The findings by the petrographer support the observations made by all previous examiners of Norra Kärr.  The rocks, as a whole, were classified as peralkaline nepheline syenites containing small amounts of eudialyte, catapleiite or rosenbuschite, fluorite and apatite. The feldspars have undergone some retrograde metamorphism manifesting as carbonate along fractures, and as sericite or zeolites in nepheline. Foliation, defined by aligned mineral grains, is attributed to either regional deformation or as a primary magmatic flow texture.   The mineral assemblage implies that the magma was quite oxidizing, suitable for enrichment in Zr, Ti, F, Rb, Cs, Sr, Ba and rare earth elements (Ashley, 2009).

As referenced above, in 2009 Tasman also contracted Mr John Nebocat of Pacific Geological Services to prepare an NI 43-101 technical report.  This report summarised the pre-drilling history of the property, recommended further exploration, and encouraged Tasman to continue advancement of the Project.

In keeping with the recommendations of Mr Nebocat, Tasman initiated drilling of the Norra Kärr Project during the winter 2009 continuing until spring 2010.   Tasman drilled 26 diamond drill holes totaling 3275.74 m in five E-W orientated profiles across the Norra Kärr intrusion.  Methodology and results of this drilling program are summarised below.

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11	DRILLING

Activity Prior to Tasman

Three holes are known to be marked on selected maps sourced from Boliden AB.  No supporting data has been found and no field evidence located to confirm that these three short holes were drilled.

Tasman’s Activity

During the winter and spring of 2009-2010 Tasman drilled 26 diamond drill holes totaling 3275.74 m in two continuous phases.  Five east – west orientated profiles were drilled across the Norra Kärr alkaline intrusion at 200m spacing.  400m spaced sections were drilled in a Phase 1 program, the success of which encouraged Tasman to immediately infill on 200m spaced sections with Phase 2.

Of the 3276 m of drilling, 91.5 m was overburden drilling, the remaining 3184 m being core.  Drilling started on the 10th of December 2009 and the last hole was completed in early May 2010.  The drilling was continuous except for a break over Christmas and New Year.  The first eleven holes were drilled by contractor North Scandinavian Drilling (NSD) using a Diamec U6 (Atlas Copco) rig and BGM size rods producing a core with diameter 42 mm.  After the first eleven holes a sub-contractor (Geo-Gruppen) was brought in to complete the drill program.  Geo-gruppen used BQTK drill rods which give a slightly smaller core diameter (40.7 mm).

Originally it was planned to drill 15 holes on three 400 m spaced sections, but as initial results were promising enough it was decided to extend the program. Two additional sections where drilled resulting in the  26 holes. (Table 11-1)

The location of the 2009/2010 drill holes are shown as blue dots on Figure 7-15.

Table 11.1:  Norra Kärr Project - Summary of 2009/2010 Drilling.

Year	Number of Holes	Meters	Core Size	Drilled By
2009-2010	11		BGM	NSD
2010	15		BQTK	Geo-gruppen

The profile spacing is approximately 200m and distance between holes on section is generally 80m. All holes are dipping 50 degrees east (90 dgr).  At the beginning of the program it was decided that the approximate hole length should be around 150m, which means that the vertical depth tested would be around 110m. Some holes are substantially shorter since the contact to the surrounding granite was reached earlier.  The hole numbering starts with the abbreviation NKA followed by the year (09 or 10) and ends with a continuous hole no from NKA09001 to NKA10026.

None of the drill holes have been deviation surveyed to date, which is proposed to be completed as part of a larger program following further drilling.  The start azimuth was measured with a hand held compass.  Any uncertainty in drill hole trend cause by the lack of surveys is considered minor at the spacing of the drill holes and relatively short hole length in relation to a global scale inferred resource.

11.2.1 Core Orientation

Sixteen of the drill holes used core orientation tools when drilled.  Four applied the EZYmark technique, and eleven with Reflex ACT II RD.  Principal foliation and pegmatite development was intersected at high angle to the long core axis in almost all zones drilled, suggesting true thickness is a very high percentage of drilled thickness.

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11.2.2 Collar Location Surveys

Drill holes were laid out with the aid of a GPS, with hole spacing confirmed by tape and compass.  In August 2010, Swedish company Metria AB (Swedish land survey) conducted a DGPS survey during which the location of all but five holes where measured with an accuracy of between 0.01 and 0.2 m (XYZ).  Five holes could not be measured beyond GPS accuracy due to dense forest.  The locations of these holes have been measured with tape measure and compass from adjacent holes and are thus less accurate. (NKA09006 and NKA10008, 012, 019 and 020)

11.2.3 Rock Quality

The rock competence in holes viewed by the author was in general very good.  Fractured rock was encountered only locally, in particular close to the eastern contact.  One hole near this contact (NKA10015) was abandoned due to very fractured rock just above where the granite contact was interpreted.

Figure 11-1:  Drill collar in Norra Karr Project Area

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Figure 11-2:  Collar of Norra Karr Project Area, with the Author

Figure 11-3:  Norra Kärr  Project – Surpac model and Collars of Norra Karr Project Area

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12	SAMPLING METHOD AND APROACH

Surface Sampling

12.1.1 Sampling Methodology

Tasman geologists have collected a small batch of representative surface samples from the Norra Kärr Project, and re-assayed 30 hand specimens collected by Boliden AB that were stored in archives at the Swedish Geological Society (SGU) office and core library in Malå, Sweden.  A precise location of the hand samples is not available.  These 30 samples are not considered representative, and have now been superseded by Tasman’s drilling data.

Mr John Nebocat of PGS collected five rock samples from various sites within the central part of the Norra Kärr complex as part of his preparation of the first NI 43-101 report on the project.  The samples covered an area roughly 600m NNE-SSW by less than 100m WNW-ESE and come from two of the phases of the intrusion as classified by Boliden. The analyses and descriptions of these samples are provided in Table 12.1.

Table 12.1:  Samples Collected by PGS

Sample	Width (m)	Description	ZrO2 (%)	HfO2 (%)	TREO (%)
73885	2.0	Green, foliated grennaite	0.25	0.004	0.03
73886	1.5	Coarse grained, pegmatitic grennaite	0.53	0.006	0.37
73887	1.6	Green foliated grennaite	1.97	0.033	0.24
73888	0.9	Foliated grennaite	0.12	0.002	0.19
73889	0.8	Banded, coarse grained grennaite	0.89	0.014	0.52

Drill Core Handling and Sampling

12.2.1 Drill Core Logging

Drill core from the 2009 – 2010 program was logged close to the Norra Kärr site in a barn rented from a local farmer.  RQD measurements and core orientation readings (when present) were taken prior to logging or transport.  Once geologically logged, core pallets were sent to the Swedish Geological Survey archive in Malå in regular batches via independent contractor.  Core was then photographed, and magnetically and radiometrically measured.

12.2.2 Cutting

Tasman geologist Magnus Leijd supervised sampling of all holes drilled between 2009 and 2010.

Sample intervals were emailed to an independent core cutting contractor in Malå where each interval was given a unique sample number. The sample numbers were taken from unique sample ticket booklets made for Tasman.  One part of the sample ticket was placed in the bag together with the cut core.  The sample numbers are continuous starting with 400101 and ending at 401863.  A total of 70 standard samples were inserted at a rate of approximately 1 in 25, resulting in approximately 4% of the submitted samples being standards.  Excluding standards, 1693 samples totalling 2870.3 m of the core was sampled.  A majority of the samples are 2 meters long in homogeneous units, however lengths vary from 0.15 – 2.20 m as sampling respected lithological boundaries.

Core was split by diamond saw at the SGU facilities in Malå.  One half of the core was placed in a numbered plastic bag together with the corresponding sample ticket and the other half was left in the core tray.  The core was cut taking in consideration the main foliation/banding of the rock.  When it was possible to reassemble the core, the same half of the core was submitted for assay. The residual half of drill core was viewed by the author in the SGU secure archive.  The archive is a key access only facility, and there is no evidence that samples have been disturbed in any way since cutting.

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The plastic bags containing samples where then packed in cardboard boxes and sent by bus to the ALS Chemex preparation laboratory in Piteå some 150 km East of Malå.

12.2.3 Sample Quality

PAH believes that the sampling methods and approach employed by Tasman are reasonable for this style of mineralization and consistent with industry standards.  The samples are representative and there appears to be no discernible sample biases introduced during sampling.

The rocks on the property are fresh with little or no secondary minerals on the surfaces that would enhance metal values.

Cutting of core and dispatch to the ALS Chemex laboratory in Sweden is in keeping with industry practice, and security of the delivery chain is more than adequate.  All drilling and subsequent sampling and assaying during the 2009 to 2010 drilling programs was completed by independent persons and at no time was an officer, director or associate of Tasman involved.

2	SAMPLING PREPERATION, ANALYSES AND SECURITY

There are no records available describing the analytical techniques used by Boliden. Some of the assay certificates are on Boliden letterhead, so possibly they were done by their in-house laboratory. A footnote on one certificate indicates that an H2SO4/HF digestion was used.  Surface sampling by Boliden does not contribute to the Mineral Resource calculation contained within this report.

Surface samples taken by Tasman from the field and from the Boliden archived hand specimens were delivered by one of the Tasman’s employees to the ALS Chemex facilities in Piteå laboratory, and assayed at the ALS Chemex facility in Vancouver, Canada.  The preparation and analysis of these samples is adequately described by Mr John Nebocat.  Surface sampling by Tasman does not contribute to the Mineral Resource calculation contained within this report.

Five samples were collected in the field by Mr John Nebocat, and assayed by IPL International Plasma Laboratory in Richmond, Canada.  Surface sampling by Mr John Nebocat does not contribute to the Mineral Resource calculation contained within this report.

Core Sample Preparation

The author is independently familiar with the personnel and practices of the ALS Chemex facility in Piteå, Sweden.  All drilling samples were prepared and by ALS Chemex in Öjebyn and analysed by ALS Chemex in Vancouver, Canada.  This laboratory is ISO accredited (ISO/IEC 17025) and, in addition, has been accredited by Standards Council of Canada as a proficiency testing provider for specific mineral analysis parameters by successful participation in proficiency tests.

13.1.1 Crushing

On arrival at the ALS Chemex facility in Piteå, Tasman’s drill core samples were cross checked with paperwork emailed by Tasman’s geological staff, then dried and weighed.

Samples that require crushing are dried at 110-120 C and then crushed with either an oscillating jaw crusher or a roll crusher.  The entire sample is crushed, but depending on the method only a portion of the crushed material may be carried through to the pulverizing stage.

That amount, typically 250 g to 1 kg, is subdivided from the main sample by use of a riffle splitter. If splitting is required, a substantial part of the sample (the "reject" or spare) remains.

13.1.2 Pulverizing

After crushing, 250 g of was subdivided from the main sample by riffle splitter.  This 250 g was then pulverized using a ring mill, with a specification that greater than 85% of the sample should pass through a 75 micron (200 mesh) screen.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Approximately 10-15 g of the pulverized sample was then shipped to the ALS Chemex assay laboratory in Vancouver, Canada for analysis.  The remainder of the crush reject and pulp are stored at ALS Chemex in Piteå.

All sample preparation and assaying during the 2009 to 2010 drilling programs was completed by independent persons and at no time was an officer, director or associate of Tasman involved.

13.1.3 Sample Analysis

All samples taken during Tasman’s 2009 – 2010 diamond drilling program at Norra Kärr were analyzed at ALS Chemex in Vancouver, Canada, using the ME-MS81 method as described below.  Zirconium rich samples that exceeded the reporting limit of the ME-MS81 method (>10 000 ppm, or 1%) were further assayed by XRF method ME-XRF10.  About 55% of the samples were re-analysed for Zr.

The analytical specification for the ME-MS81 method is: A prepared sample (0.200 g) is added to lithium metaborate flux (0.90 g), mixed well and fused in a furnace at 1000°C. The resulting melt is then cooled and dissolved in 100 mL of 4% HNO3 / 2% HCl solution. This solution is then analyzed by inductively coupled plasma - mass spectrometry.”

Thirty seven samples, representing all significant rock types, were also analysed by a multi element ICP-MS method (ALS Chemex method ME-MS61) to gain further trace element data.  This method reports 48 different elements of which a number potentially economic ones not are detected by the main assay method (ex. Li, Be, Sc, Bi, In, Ge, Se, Te).

Table 13.1:  Elements & Ranges (ppm). Method ME-MS81

Note: Some base metal oxides and sulphides may not be completely decomposed by the lithium borate fusion.
Results for Ag, Co, Cu, Mo, Ni, Pb and Zn will not likely be quantitative by this procedure.

Ag	1-1000	Ga	0.1-1000	Pb	5-10000	Tm	0.01-1000
Ba	0.5-10000	Gd	0.05-1000	Pr	0.03-1000	U	0.05-1000
Ce	0.5-10000	Hf	0.2-10000	Rb	0.2-10000	V	5-10000
Co	0.5-10000	Ho	0.01-1000	Sm	0.03-1000	W	1-10000
Cr	10-10000	La	0.5-10000	Sn	1-10000	Y	0.5-10000
Cs	0.01-10000	Lu	0.01-1000	Sr	0.1-10000	Yb	0.03-1000
Cu	5-10000	Mo	2-10000	Ta	0.1-10000	Zn	5-10000
Dy	0.05-1000	Nb	0.2-10000	Tb	0.01-1000	Zr	2-10000
Er	0.03-1000	Nd	0.1-10000	Th	0.05-1000
Eu	0.03-1000	Ni	5-10000	Tl	0.5-1000

For further details of all the procedures employed by ALS, the reader is referred to the following website: www.alsglobal.com/Regions/Search.aspx. ALS’s website cites the following certifications:

“....* NATA Accreditation (No. 825) – Accreditation is assessed to ISO/IEC Guide 25 "General Requirements for the Competence of Calibration and Testing Laboratories"
 * ALS has certification to AS/NZS ISO 9001:2000 (No. 6112)
 * ALS has in place a Quality Management System that is structured to conform to the requirements of ISO 9002. This covers aspects such as Contract Review, Document and Data Control, Inspection and Testing, Calibration, Corrective and Preventative Action, Internal Audits and Training.”

PAH considers that sample preparation and analysis procedures for all core samples are of industry standard and should minimize sample error and bias.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Tasman QA/QC

13.2.1 Standards

Tasman purchased two registered standards for REE’s and Zr from Ore Research and Exploration PL (www.ore.com.au).  These standards were inserted to the sample stream at a rate of approximately 1 in 25, resulting in approximately 4% of the submitted samples being standards.  These samples allowed Tasman to monitor the quality of assays during the drilling program.  A review of this standard data was completed by PAH, as summarized in Figures 13.2 demonstrating that accuracy and precision of data was adequate during the duration of the drilling program, and no regular bias is present within the data.  Any slight assay bias suggests an under reporting of grade rather than over reporting.

It is recommended by PAH that Tasman purchase or prepare more suitable REE standards for future drilling programs, with metals contents in the range of the resource grade for target elements.

In addition, ALS Chemex routinely inserts standard and blank samples into every sample batch.  This QC data was supplied to Tasman, and subsequently to PAH.  A review of this data did not suggest any inconsistency in sample quality.

Table 13.2:  Accuracy and Precision of Certified Values and Chemex Assays

	Certified value 100a	Mean of 36 ALS Chemex Assays		Certified value 102a	Mean of 33 ALS Chemex Assays
Ce	463.0	453.0	Ce	587.0	558.7
Dy	23.2	23.1	Dy	18.1	17.7
Gd	23.6	24.9	Gd	20.9	24.9
La	260.0	255.6	La	323.0	315.2
Nd	152.0	149.8	Nd	180.0	175.9
U	135.0	128.9	U	662.0	605.9
Y	142.0	120.5	Y	105.0	99.9

13.2.2 Check Assays

As part of a quality control process, Tasman submitted a batch of 77 samples for check assay at ACME Analytical Laboratories in Vancouver, Canada applying their “Group 4B - Total Trace Elements by ICP-MS” which incorporates lithium metaborate / tetraborate fusion.  Check assays were selected to represent a range of grades and rock types, and used exiting pulps that had previously been assayed by ALS Chemex.    For the range of grades relevant to this resource calculation, no consistent bias is suggested in analytical results by the reassay data.

All QA/QC data for this Project has been deemed acceptable for the purposes of the Mineral Resource estimation.

Core and Sample Security

PAH has discussed core and sample handling procedures with key geological and technical personnel.  On the basis of these discussions, PAH believes that all split core was well and securely packed and stored prior to transportation to the laboratory for processing.  As a result PAH considers sample security to be adequate.

PAH also understands that at no time was an officer, director or associate of Tasman involved in the sample preparation or analytical work and an independent laboratory was employed for sample preparation and analysis. It is therefore PAH’s belief that it is highly unlikely that an officer, director or associate would have had the opportunity to contaminate the sample data.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 13-1:  Comparison between ALS Chemex analyses and Certified Standard values for a range of elements. Equation used = ((ALS Chemex/Certified value)-1)*100;  negative values where the ALS Chemex assay is lower than the Certified value.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

14	DATA VERIFICATION

Site Visit

Personnel from PAH travelled to the Norra Kärr Project with representatives from Tasman in September 2010.  During this visit, a thorough validation of hole collar positions was undertaken using GPS.  Twenty three drill holes from twenty six drill hole positions were checked and found to be accurately surveyed.  Drill collar orientation was also checked, and found to be consistent with the drill database as supplied to the author.  Key geological features were surveyed during this visit such as eudialyte-rich outcrop and Grennaite outcrop.  These were later reconciled with the extrapolated positions from the drill hole logging and found to correlate well.

The author also travelled to the core archive facilities of the Swedish Geological Survey where Tasman’s core is securely stored.  Six holes were selected by PAH for re-logging, which were laid out in their entirety and logged.  The re-logging of these holes confirmed the correlation of the higher grade zones with zones of higher eudialyte intensity and subsequently assisted in the interpretation of the high grade domains within the broader resource area.  PAH checked a random amount of hard copy logs against the data provided in the database. These did not indicate any issue with data integrity.

Database validation

Prior to Tasman’s diamond drilling in 2009 - 2010, sampling was minimal on the Norra Kärr Project.

Archived documents from Boliden AB were paper copies that were scanned and saved as PDF files; the documents appear to be originals judging by the type face that pre-dated computer printers. The Tasman obtained the data via SGU. The author is of the opinion that these documents are authentic.  Adequate validation of this data was completed Mr John Nebocat of PGS.  Boliden’s data do not form part of the database that contributed to the Mineral Resource calculation contained within this report.

PAH completed a full review of Tasman’s drill hole database which included a review of all available assay certificates, drill logs, samples books and historical database.  PAH found robust records allowing easy data auditing.  A comparison was made between assay certificates for the 26 holes used in this Mineral Resource and the Tasman digital database.

During this review and audit by PAH, a number of observations were noted, these include:

•	Field checking of drill holes locations demonstrated accuracy in all cases;
•
No down hole survey certificates are available, as holes have not been surveyed.  Field checking, original drill logs, and database were all consistent showing the appropriate angle and inclination of the drill holes completed;

•	Sample intervals were correct for assays entered. PAH noted only one error in the updated database caused by typographical errors;
•	The assay certificates, drill logs and sample sheets were available for all drill holes;
•	Loading of assay data from laboratory certificates was correct;
•	During the 2009-2010 drilling program, Tasman assayed all intervals for REE and Zr by the same analytical methods at the same laboratory;
•	Approximately 406 m out of the total 3,272 m of the drilling was not sampled, as they were drilled into the host granite;
•	During this audit, no issues with the conversion of the database were identified.

Quality Control Data

Assayers ALS Chemex automatically employed standards and blanks in their normal assay procedure. Tasman included their own standards in the sample stream in addition to ALS Chemex’s internal practice.

Tasman has documented its duplicate-assay and analytical control program and demonstrated that there is no evidence of major systematic errors or bias in that data.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Assessment of Project Database

The audit of Tasman’s data collection procedures and resultant database by PAH has resulted in a digital database that is supported by verified certified assay certificates, original drill logs and sample books.  PAH has high confidence the REE and Zr assays used in the Mineral Resource Calculation are correct and were verified using the drill log and sample books.  As comparison of the assay certificates and drill hole logs show consistency for the 2009/2010 drill holes, PAH believes there is sufficient data to enable their use in a Mineral Resource estimate and resultant classification following NI 43-101.

The un-sampled zones within the deposit appear to be insignificant to the deposit, and only contain zones of low grade mineralization.  As a result, PAH believes these zones should be classified as internal waste zones of different rock type in any resource calculation.

Based on data supplied, PAH believes that the analytical data has sufficient accuracy to enable a resource estimate for Norra Kärr deposit.

Check Sampling by PAH

PAH independently checked 51 sample assays by directly acquiring previously prepared residue samples from the ALS Chemex preparation laboratory in Piteå, and resubmitting them as check assays. A range of rare earth elements assay values were selected independently by PAH from borehole intervals to review potential variance over a range of grades.  These samples were independently selected and requested by PAH to be dispatched and assayed at ALS – Chemex Pitea.  The analytical method applied was ALS Chemex suite ME-MS81, a lithium borate fusion technique which is recommended for REE analysis.

Final results were received by the author via direct email from ALS Chemex on 4 November 2010.  The raw data, analysis certificate and supporting QC data were received. Figure 14.1 provides analytical values for Y and Zr, comparing the original sample value versus the check sample value. There is extremely good agreement between the individual samples over a range of grades.

All QAQC data for this project has been deemed acceptable for the purposes of estimation.

Figure 14-1:  Scatter plots of duplicate samples vs. original samples for Zr

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 14-2:  Scatter plots of duplicate samples vs. original samples for Y

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Table 14.1:  Comparison of PAH duplicate samples vs. original samples for various REE’s

					ORIGINAL ASSAY			PAH ASSAY
DDH	From	To	LENGTH	SAMP_NO	Ce_ppm	Nd_ppm	Dy_ppm	Ce_ppm	Nd_ppm	Dy_ppm
NKA09004	4.9	6.9	2.00	400284	861	487	277	937	513	287
NKA09004	20.65	22.4	1.75	400292	1045	593	312	1080	603	317
NKA09004	86.5	88.5	2.00	400329	1250	562	174	1225	536	162.5
NKA09004	96.5	98.5	2.00	400334	1630	786	198	1655	740	192
NKA09005	6.45	8.45	2.00	400368	69.8	38.6	58	83.1	44.7	60.3
NKA09005	13.95	14.92	0.97	400372	973	512	407	1020	544	403
NKA09005	43.3	44.65	1.35	400389	661	376	263	671	374	252
NKA09005	132.65	134.5	1.85	400444	2100	923	306	2010	1035	338
NKA09005	134.5	136.3	1.80	400445	1605	736	216	1355	719	207
NKA09005	147.9	150	2.10	400455	1445	748	223	1475	745	214
NKA10008	38.4	40.4	2.00	400632	433	237	157	439	226	157.5
NKA10008	57.8	58.8	1.00	400643	133	82	52	118	69.4	47
NKA10008	64.5	66.5	2.00	400647	303	168	137	315	163.5	137.5
NKA10008	82.75	84.75	2.00	400658	355	210	147	362	205	146
NKA10008	123	125	2.00	400681	403	233	150	404	228	158
NKA10010	12.5	14.35	1.85	400755	1510	808	410	1510	825	436
NKA10010	18.35	20.35	2.00	400758	1700	882	424	1650	877	416
NKA10010	31.7	33.4	1.70	400765	1125	582	277	1150	614	304
NKA10010	35.3	37.2	1.90	400767	1125	628	317	1405	755	370
NKA10010	38.85	40.43	1.58	400769	1715	950	478	1980	1090	544
NKA10010	73.55	74.6	1.05	400795	532	268	142	557	257	156.5
NKA10011	54.7	56.7	2.00	400830	974	557	309	1070	585	334
NKA10011	73.7	75.7	2.00	400840	1275	724	407	1290	687	417
NKA10011	83.45	85.45	2.00	400845	836	464	257	888	465	266
NKA10011	128.45	130.45	2.00	400873	1475	803	304	1590	853	321
NKA10011	138.9	140.9	2.00	400880	327	174.5	116	347	179.5	118.5
NKA10011	144.9	146.9	2.00	400883	294	159.5	118	334	174.5	128
NKA10016	15.4	16.9	1.50	401120	912	409	162	1010	424	173.5
NKA10016	37.25	39.25	2.00	401134	363	161.5	38	421	179	46.1
NKA10016	50.95	52.45	1.50	401142	467	176	50	538	200	56.7
NKA10016	74.45	76.45	2.00	401155	1645	763	178	1695	758	183
NKA10016	114.25	116.3	2.05	401179	1305	702	334	1315	695	337
NKA10016	144.15	146.15	2.00	401195	304	171.5	126	328	176	129.5
NKA10017	10.35	12.35	2.00	401204	357	146	33	445	178.5	44.4
NKA10017	16.35	18.35	2.00	401207	347	128.5	28	329	119.5	26
NKA10017	29.5	31	1.50	401215	972	384	146	1145	431	163
NKA10017	34.75	36.75	2.00	401218	1875	1010	245	2110	1115	252
NKA10017	61.4	63.4	2.00	401233	371	206	137	392	206	138
NKA10017	78.32	80.17	1.85	401243	35.2	17.2	4	42.8	21.4	6.14
NKA10021	21.3	22.85	1.55	401431	527	316	192	575	316	211
NKA10021	30.75	32.75	2.00	401437	862	522	308	921	517	337
NKA10021	40.8	42.9	2.10	401444	807	513	258	908	533	295
NKA10021	56.3	58.35	2.05	401453	991	586	357	1065	593	375
NKA10021	60.43	62.45	2.02	401455	731	432	294	741	407	297
NKA10021	66.1	67.7	1.60	401458	590	326	230	585	299	215
NKA10025	18.6	20.6	2.00	401693	335	182.5	123	352	180	118
NKA10025	43.2	45.2	2.00	401708	633	377	215	716	368	205
NKA10025	55.9	57.9	2.00	401715	1170	683	236	1215	644	221
NKA10025	70.2	72.2	2.00	401724	1265	608	182	1470	647	188.5
NKA10025	108	110	2.00	401747	1235	507	182	1205	449	163.5
NKA10025	132	134	2.00	401761	402	148.5	39	390	132	36.2

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

					ORIGINAL ASSAY			PAH ASSAY
DDH	From	To	LENGTH	SAMP_NO	Y_ppm	Zr_ppm	Hf_ppm	Y_ppm	Zr_ppm	Hf_ppm
NKA09004	4.9	6.9	2.00	400284	1750	15000	309	1895	16000	239.4
NKA09004	20.65	22.4	1.75	400292	1970	13400	281	2100	12700	228.2
NKA09004	86.5	88.5	2.00	400329	1140	11500	257	1155	11300	308.6
NKA09004	96.5	98.5	2.00	400334	1340	11700	270	1355	11200	241.6
NKA09005	6.45	8.45	2.00	400368	310	10100	247	357	11400	235.9
NKA09005	13.95	14.92	0.97	400372	2380	18600	410	2520	19500	425.2
NKA09005	43.3	44.65	1.35	400389	1590	17400	353	1640	19000	251.5
NKA09005	132.65	134.5	1.85	400444	2520	13900	257	2390	13600	8.0
NKA09005	134.5	136.3	1.80	400445	1925	13500	251	1610	13400	213.4
NKA09005	147.9	150	2.10	400455	1545	11400	239	1575	11500	235.1
NKA10008	38.4	40.4	2.00	400632	960	14900	369	985	15100	210.0
NKA10008	57.8	58.8	1.00	400643	435	17300	436	393	16000	217.5
NKA10008	64.5	66.5	2.00	400647	802	14100	363	792	14500	383.7
NKA10008	82.75	84.75	2.00	400658	895	8620	237	885	9740	548.2
NKA10008	123	125	2.00	400681	915	8650	234	933	8140	261.0
NKA10010	12.5	14.35	1.85	400755	2890	17700	373	2870	17200	240.0
NKA10010	18.35	20.35	2.00	400758	3000	13400	282	2760	12700	253.1
NKA10010	31.7	33.4	1.70	400765	1925	9520	205	2010	9450	333.3
NKA10010	35.3	37.2	1.90	400767	2080	11100	236	2440	13200	307.8
NKA10010	38.85	40.43	1.58	400769	3190	15100	337	3630	17000	257.6
NKA10010	73.55	74.6	1.05	400795	800	6740	178	872	7050	292.3
NKA10011	54.7	56.7	2.00	400830	2070	18300	427	2170	19500	218.1
NKA10011	73.7	75.7	2.00	400840	2630	18000	397	2610	16500	337.6
NKA10011	83.45	85.45	2.00	400845	1680	13500	287	1705	12200	361.3
NKA10011	128.45	130.45	2.00	400873	1930	13700	299	2100	13900	21.0
NKA10011	138.9	140.9	2.00	400880	742	16900	403	768	15600	319.4
NKA10011	144.9	146.9	2.00	400883	669	7360	197.5	745	7480	366.8
NKA10016	15.4	16.9	1.50	401120	1030	11000	262	1130	11200	23.0
NKA10016	37.25	39.25	2.00	401134	245	1740	40.7	290	2000	332.2
NKA10016	50.95	52.45	1.50	401142	334	3370	79.1	370	3210	114.3
NKA10016	74.45	76.45	2.00	401155	1340	10700	230	1320	10800	556.6
NKA10016	114.25	116.3	2.05	401179	2260	11500	267	2250	11700	295.3
NKA10016	144.15	146.15	2.00	401195	735	8570	221	766	8460	258.9
NKA10017	10.35	12.35	2.00	401204	231	1425	31.9	288	1820	225.8
NKA10017	16.35	18.35	2.00	401207	182	741	16.7	167	732	359.1
NKA10017	29.5	31	1.50	401215	964	10800	241	1085	11000	214.6
NKA10017	34.75	36.75	2.00	401218	1860	10800	218	1975	10600	221.1
NKA10017	61.4	63.4	2.00	401233	834	10500	249	837	9620	11.6
NKA10017	78.32	80.17	1.85	401243	23.1	114	2.8	33.1	144	38.4
NKA10021	21.3	22.85	1.55	401431	1240	14500	307	1320	15500	106.2
NKA10021	30.75	32.75	2.00	401437	1990	15800	333	2090	17800	244.9
NKA10021	40.8	42.9	2.10	401444	1720	11800	256	1880	11400	463.9
NKA10021	56.3	58.35	2.05	401453	2290	13400	303	2320	13400	331.2
NKA10021	60.43	62.45	2.02	401455	1885	18500	416	1780	16900	293.4
NKA10021	66.1	67.7	1.60	401458	1440	20700	457	1385	18500	250.0
NKA10025	18.6	20.6	2.00	401693	700	8680	240	761	9270	25.9
NKA10025	43.2	45.2	2.00	401708	1320	11100	253	1355	11900	246.7
NKA10025	55.9	57.9	2.00	401715	1650	11500	235	1685	12000	339.1
NKA10025	70.2	72.2	2.00	401724	1230	10700	244	1390	12200	17.9
NKA10025	108	110	2.00	401747	1230	12900	317	1155	12700	236.5
NKA10025	132	134	2.00	401761	253	1730	44.7	241	1930	216.0

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

15	ADJACENT PROPERTIES

There exist no known adjacent mineral properties to Norra Kärr.

Norra Kärr appears to be an isolated occurrence of a peralkaline intrusion in this part of Sweden, containing elevated levels in zirconium, hafnium and REE.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

16	MINERAL PROCESSING AND METALLURGICAL TESTING

Tasman has performed no mineral processing or metallurgical testing thus far.

Tasman staff indicate that a 100 kg sample representative is currently being tested by SGS Mineral Services in Lakefield, Canada.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource estimates for Norra Kärr REE - Zirconium Deposit have been completed by Mr Geoff Reed, Senior Consulting Geologist – PAH who is considered to be a Qualified Person according to NI 43-101. A consent form from Geoff Reed can be found in Section 23.

The current resource estimate is based on diamond drillhole data as supplied by Tasman, and was generated from a database compiled by Tasman and validated by PAH from the Tasman 2009/2010 drilling programme.  An internal PAH audit procedure and itemised checklist was utilised for the assessment of data quality and integrity. A checklist of criteria applied is contained in Table 17.12, and each of these aspects has been elaborated and detailed throughout this NI 43-101 Technical Report.

Resource Data

17.1.1 Drill hole Data

All drillhole collar, survey, assay and geology records were supplied to PAH in Excel spreadsheet format by the site geologists.  An Access database was created, and is managed, by PAH.

The database contains the records from 26 diamond drill holes (“DD”) for a total of 3,276 m.  A summary of the drillhole database is shown in Table 17.1.

Table 17.1:  Norra Kärr  Project - Summary of Data Used in Resource Estimate.

	Hole Type	Number	Total Length (m)	Unsampled Intervals (m)
2009/2010	Surface DD	26	3,276	406

The individual REE analyses in the database were converted to RE Oxides (REO) by PAH, using the factors shown in Table 17-2.
Table 17.2: REE to REO Conversion Factors

Element Analysed	Conversion Factor	Oxide Formula	Element Analysed	Conversion Factor	Oxide Formula
Ce	1.171	Ce2O3	Nd	1.166	Nd2O3
Dy	1.147	Dy2O3	Pr	1.170	Pr2O3
Er	1.143	Er2O3	Sm	1.159	Sm2O3
Eu	1.157	Eu2O3	Tb	1.151	Tb2O3
Gd	1.152	Gd2O3	Tm	1.142	Tm2O3
Ho	1.145	Ho2O3	Y	1.269	Y2O3
La	1.172	La2O3	Yb	1.138	Yb2O3
Lu	1.137	Lu2O3

No data was excluded from the model.

17.1.2 Database Integrity

Digital data were validated principally from the 2009 and 2010 exploration drilling reports.  PAH validated this exploration data using Gemcom Surpac Software.  Validation of data by PAH included the following:
▪ Borehole Locations (Model plot vs. exploration plan)

▪ Collar Elevations (Model plot vs. topographic contours)

▪ Lithological logging and intervals (Gemcom Validation of overlapping or missing intervals)

▪ Assay values and intervals (Gemcom Validation of overlapping or missing intervals plus acceptable range)

▪ Errors or anomalous values were corrected and saved in the Gemcom, Access database.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

17.1.3 Bulk Density Data

A total of 178 bulk density determinations have been completed with a range of values between 2.4 t/m3 and 3.0 t/m3.  The majority of determinations range from 2.6 t/m3 to 2.8 t/m3 (Figure 17-1).  PAH has also divided the 178 bulk density determination by domain (Figure 17-2).  The density determinations were calculated wet and dry weight volume deterrminations. Figure 17-2 shows there is very little difference in density across the deposit.  The mafic intrusive domain (MAF) has the highest density while the unaltered granite (GR) has the lowest average density.  The average for each domain has been used for all fresh material in the estimate.

Table 17.3:  All drilled intersections from Norra Kärr with a 0.2% TREO cut off

SECTION B	NKA09007	42.4m - 102m:	56.9m @ 0.35% TREO, 64.6% HREO, 1.94% Zr2O
		106.2m - 149.3m:	43.1m @ 0.27% TREO, 63.7% HREO, 1.42% Zr2O
	NKA09008	3.1m - 22.4m:	19m @ 0.29% TREO, 63.7% HREO, 1.80% Zr2O
		28.4m - 52.9m:	25m @ 0.33% TREO, 63.2% HREO, 1.81% Zr2O
		64.5m - 98.6m:	34m @ 0.26% TREO, 65.0% HREO, 1.42% Zr2O
		113.0m - 139.7m:	27m @ 0.28% TREO, 61.3% HREO, 1.17% Zr2O
	NKA09009	22.4m - 44.7m:	22m @ 0.25% TREO, 63.6% HREO, 1.27% Zr2O

SECTION C	NKA09019	85.5m - 149.5m:	64.0m @ 0.47 % TREO, 63.6 % HREO, 2.32 % Zr2O
	NKA09020	31.2m - 149.4m:	118.1m @ 0.39 % TREO, 64.2 % HREO, 2.22 % Zr2O
	NKA09021	1.6m - 139.6m:	138.0m @ 0.44 % TREO, 62.3 % HREO, 2.03 % Zr2O
	NKA09022	0.6m - 86.0m:	85.4m @ 0.31 % TREO, 62.6 % HREO, 1.70 % Zr2O
	NKA09023	3.9m - 39.9m:	36.0m @ 0.30 % TREO, 62.2 % HREO, 1.51 % Zr2O

SECTION D	NKA09001	0.8m - 40.6m:	39.80m @ 0.34% TREO, 56.2% HREO, 1.36% Zr2O
	NKA09002	0.5m - 113.6m:	113.1m @ 0.42% TREO, 57.6% HREO, 1.57% Zr2O
	NKA09003	3.0m - 146.1m:	143.1m @ 0.47% TREO, 49.5% HREO, 1.38% Zr2O
	NKA09004	2.5m - 151.8m:	149.3m @ 0.61% TREO, 45.8% HREO, 1.69% Zr2O
	NKA09005	8.5m - 152.1m:	149.3m @ 0.65% TREO, 55.7% HREO, 2.1% Zr2O
	NKA09006	75.5m - 150.4m:	74.9m @ 0.48% TREO, 60.4% HREO, 1.82% Zr2O
	NKA09014	2.6m - 106.2m:	103.6m @ 0.60% TREO, 54.2% HREO, 1.81% Zr2O

SECTION E	NKA09016	2.3m - 21.9m:	19.4m @ 0.39 % TREO, 43.6% HREO, 1.26% Zr2O
		52.4m - 149.7m:	97.3m @ 0.50 % TREO, 50.3 % HREO, 1.43 % Zr2O
	NKA09017	24.6m - 78.3m:	53.7m @ 0.44 % TREO, 52.3 % HREO, 1.36 % Zr2O
	NKA09018	2.7m - 28.25m:	25.6m @ 0.36 % TREO, 50.7 % HREO, 1.25 % Zr2O
	NKA09024	2.9m - 51.3m:	48.4m @ 0.51 % TREO, 40.3 % HREO, 1.34 % Zr2O
		116.4m - 140.9m:	24.5m @ 0.44 % TREO, 43.7 % HREO, 1.25 % Zr2O
	NKA09025	2.5m - 22.6m:	20.1m @ 0.25 % TREO, 63.3 % HREO, 1.18 % Zr2O
		32.3m - 123.8m:	91.5m @ 0.53 % TREO, 44.6 % HREO, 1.41 % Zr2O
	NKA09026	81.9m - 149.5m:	67.6m @ 0.62 % TREO, 47.7 % HREO, 1.67 % Zr2O

SECTION F	NKA09010	4.4m - 66.5m:	62.1m @ 0.81% TREO, 56.0% HREO, 1.72% Zr2O
	NKA09011	11.8m - 19.5m:	7.7m @ 0.66% TREO, 51.8% HREO, 1.51% Zr2O3
		28.2m - 132.9m:	104.7m @ 0.67% TREO, 58.7% HREO, 2.1% Zr2O3
	NKA09012	43.6m - 88.8m:	45.2m @ 0.44% TREO, 60.8% HREO, 1.72% Zr2O
		103.5m - 121.7m:	18.2m @ 0.57% TREO, 47.4% HREO, 1.47% Zr2O
		129.1m - 152.5m:	23.4m @ 0.34% TREO, 61.1% HREO, 2.11% Zr2O
	NKA09013	125.6m - 135.6m:	10m @ 0.31% TREO, 48.6% HREO%, 0.88% Zr2O
	NKA09015	5.9m - 24.0m:	18.1m @ 0.67 % TREO, 54.1% HREO, 1.56% Zr2O

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 17-1:  Norra Kärr  Project - Histogram of Bulk Density.

Figure 17-2:  Norra Kärr  Project - Histogram of Average Bulk Density per Domain.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

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17.1.4 Geological Model and Wireframing

The modeled mineralized envelope was generated from the outline of the main Grennaite body using Gemcom Surpac software. Polygons were generated across 5 sections on 200m drill hole spacing, further constraining polygons were interpreted 100m (half the average drill hole spacing) past the last drillhole section.

Therefore the total area drilled was approximately 100 metres x 460 metres, whilst the modeled area of the mineralized zone used to calculate this Mineral Resource was 1200 metres x 460 metres.  Distances between drill holes on the same section were 80 metres apart at surface.  The mineralization was intersected on all drilling sections and intersected to a depth of 120 metres below the surface.

Mineralization remains open at depth. A number of lithologies zones for the deposit were modeled. Granite, Grennaite, Grennaite Pegmatite, Pulaskite and Kaxtorpite.

Two separate 3D DTM wireframes have been used to model the mineralization, with 12 separate domains included in the model.  All wireframes domains have been snapped to all mineralized drill holes within the +/-100 metre influence on the drillhole sections.

Two Grennaite lithologies have been separated by the amount of pegmatite (Grennaite and Grennaite Pegmatite). The Grennaite Pegmatite lithology contains  higher grade zirconium and TREO. Since there was little significant variation observed in the relative distribution of the individual REOs across the database, a TREO grade only approach was adopted for the purposes of the resource estimation.

The orientation of mineralized blocks was not assumed, and was governed by geometry of mineralization, Therefore the interpreted strike of Norra Kärr of 15 degrees and dip of 60 degrees was used in the modeling process.

Intrusive “dykes” has been modeled as five separate domains and are contained within the Grennaite and Grennaite pegmatite domains.

Table 17.4:  Geology modelling domains

Lithology	Lithology Zone	Domain	dtm	Description
Granite	GR	4	Resource_all	Granite East
Granite	GR	5	Resource_all	Granite West
Grennaite	GTC/GTM	6	Resource_all	Grennaite East
Grennaite	GTC/GTM	7	Resource_all	Grennaite South
Grennaite	GTC/GTM	8	Resource_all	Grennaite West
GR Pegmatite	GPG	2	Resource_all	GP East >1% Zr, 0.9% TREO
GR Pegmatite	GPG	3	Resource_all	GP West >1% Zr, 0.9% TREO
Pulaskite	PUL	12	Dykes	Pulaskite
Mafic	MAF	15	Dykes	Mafic
Kaxtorpite	KAX/LAK	10	Dykes	Kaxtorpite East
Kaxtorpite	KAX/LAK	9	Dykes	Kaxtorpite North
Kaxtorpite	KAX/LAK	11	Dykes	Kaxtorpite West

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Figure 17-3:  Norra Kärr  Project - Cross Section Looking North Showing Domains and Drill Holes.

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Statistics

17.2.1 Sample Statistics

A review of sample length within the digital database was carried out to determine the optimal composite length. This review determined that a variety of sample lengths were used during the logging and sampling of the drill core. Interpretation of the sample lengths (Figure 17-4) indicates that the optimum composite length is 2m. Surpac software was then used to extract downhole composites within the intervals coded for each domain.

The composites were checked for spatial correlation with the surfaces, the location of the rejected composites and zero composite values.

Figure 17-4:  Norra Kärr  Project - Histogram of Sample Lengths.

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should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

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17.2.2 Drill hole Statistics

All drillhole sample data for the Norra Kärr Project were imported into Surpac Software for analysis.  Table 17.4 provides drill hole statistics data set showing the means and median for Zr, some LREO (Ce and Nd) and some HREO (Dy and Y).

Table 17.5:  Norra Kärr Project - Descriptive Statistics of Drill Holes in ppm

Statistic	Drill Holes
	Zr	Ce	Nd	Dy	Y
Number	1693	1693	1693	1693	1693
Minimum	40	9.8	5.2	2	10
Maximum	32500	4440	2530	813	5870
Mean	10383	704	362	170	1105
Median	7785	530	273	124	799
Std Dev	5491	486	247	107	726
Variance	30148346	235973	60947	11369	527723
Coeff Var	0.5	0.6	0.7	0.6	0.7
Percentiles
10	1750	150	80	40	250
20	5250	300	150	80	500
30	8500	400	200	110	750
40	10000	500	250	140	900
50	11000	600	300	160	1050
60	12000	700	400	180	1200
70	13000	1000	500	220	1450
80	15000	1200	600	260	1750
90	17000	1400	700	300	2100
95	19250	1600	800	350	2400
97.5	21000	1800	900	410	2700
99

17.2.3 Composite Statistics

All composite sample data for the Norra Kärr Project were imported into Surpac Software for analysis.  Statistics were produced for Zr, some LREO (Ce and Nd) and some HREO (Dy and Y) within each domain, as shown in Tables 17.6 to 17.7.

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Table 17.6:  Norra Kärr Project - Statistics for Lithology code GPG East – Domain code 2

Statistic	Zr	Ce	Nd	Dy	Y
Number	210	210	210	210	210
Minimum	4592	300	157	54	393
Maximum	23637	1863	1024	501	3558
Mean	12613	994	519	247	1648
Median	12039	1036	533	232	1570
Std Dev	12219	893	469	227	1512
Variance	10447046	174521	46890	9472	441989
Std Dev	3232	418	217	97	665
Coeff Var	0.3	0.4	0.4	0.4	0.4
Percentiles
10	9343	415	234	136	859
20	10000	486	260	151	968
30	10688	666	351	169	1085
40	11366	929	465	200	1340
50	12039	1037	533	232	1570
60	12873	1139	600	273	1849
70	13542	1242	656	305	2045
80	14926	1401	708	331	2264
90	17468	1541	807	379	2548
95	19164	1664	876	425	2847
97.5	20253	1767	928	468	3051
99

Table 17.7:  Norra Kärr  Project - Statistics for Lithology code GPG West –Domain code 3

Statistic	Zr	Ce	Nd	Dy	Y
Number	728	728	728	728	728
Minimum	918	53	32	17	122
Maximum	26491	2458	1059	510	3241
Mean	13505.4	861.0	449.4	211.2	1380.8
Median	13183.2	812.4	438.1	201.8	1289.0
Std Dev	13134.7	738.4	395.7	199.1	1289.7
Variance	9789800.7	198926.5	43960.8	4819.3	248327.3
Std Dev	3128.9	446.0	209.7	69.4	498.3
Coeff Var	0.2	0.5	0.5	0.3	0.4
Percentiles
10	10000.0	335.9	193.0	134.0	825.8
20	10875.7	430.6	245.7	153.4	979.4
30	11713.4	499.6	284.0	168.0	1055.4
40	12427.1	608.8	348.6	183.5	1145.4
50	13183.2	812.4	438.1	201.8	1289.0
60	13912.7	1000.8	518.0	221.6	1443.8
70	14800.6	1138.1	582.1	243.7	1631.8
80	15740.4	1280.4	636.1	274.2	1805.3
90	17432.1	1452.7	732.5	304.6	2046.4
95	19449.9	1604.4	799.8	329.1	2288.8
97.5	21049.2	1734.1	862.2	357.7	2472.7
99

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Geostatistical Analysis

Variography analysis was carried out using Supervisor software with reference to the following points: analysis was only conducted for Zr; variogram parameters were modelled with the Major direction first, Semi-major direction second; and Minor direction last; and omnidirectional variogram models were fitted to all other domains due to a lack of clear directional anisotropies.

The short range variability of grade is not well defined across domains. This is due to the fact that the data separation is very similar to the observed variogram ranges. No short-range structures could be visualised.
Listings of the final variogram model parameters are provided in Table 17.8.  Graphs of the fitted model for Lithology code GPW – Domain code 3 have been included in Appendix J.

Table 17.8:  Variogram model parameters (Zr)

Major				Structure 1 Ranges				Structure 2 Ranges
Domain	Direction	Nugget	Sill 1	Major	Semi	Minor	Sill2	Major	Semi	Minor
3	15	0.009	0.04	804	548	420	0.02	475	332	14

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Resource Estimation

17.4.1 Block Model

A Gemcom Surpac block model was created to encompass the full extent of the mineralization within the Norra Kärr deposit.  The block model origin and extents and attributes are listed in Table 17.9. For modeling purposes, where necessary the element yttrium was referenced as Yt instead of Y so not to cause conflict with the coordinate name Y. An Initial Maptek Vulcan software model was created and later a final, validated, audited Gemcom Surpac model was used for reporting purposes.

Table 17.9:  Norra Kärr Project - Block Model Parameters

Model Names	nkr_october_281010.mdl
	Y	X	Z
Minimum Coordinates	1426520	6442250	-20
Extent (m)	960	1000	240
Block Size (m) (No Sub-blocks)	100(25)	20(5)	10(5)
Rotation (degrees)	0
Block Attributes:
Min_ppm	Zr,y,la,ce,pr,nd,sm,eu,gd,tb,dy,er,ho,tm,lu,yb
Min_oxide	Zro2, y2o3,la2o3, ce2o3, pr2o3, nd2o3,sm2o3,eu2o3,gd2o3,tb2o3,dy2o3,ho2o3,er2o3
Tm2o3,yb2o3,lu2o3
Lreo	Light Rare earth elements
Hreo	Heavy Rare earth elements
Treo	Total Rare earth elements
Nodril	Number of drillholes
category	JORC classification code (1 = mea, 2 = ind, 3 = inf)
mintype	domain (air, above, below, between)
Sg	bulk density (t/m3)
samdis	Average sample distance
samnum	Number of samples
pass	Estimation pass

17.4.2 Grade Interpolation

Inverse Distance was used to estimate Zr and REE’s in the mineralised domains constrained by wireframes. Domains 4 and 5 (Granite) were excluded from grade interpolation and treated as waste.  Estimation was based on a parent cell of 20m by 100m by 10m for all grade domains.  Sub cells were used (5m by 25m by 5m).

Search ellipses were defined by both the variogram ranges and geological trends. The mineralization dips 60 degrees towards the NE (45°). Search ellipses were orientated following this orientation for Grennaite Pegmatite (domains 2 and 3) and Grennaite (domains 6, 7 and 8). All other searches were defined as omnidirectional.  In general, search distances coincide with the variogram ranges, but in some instances the radius along the direction of maximum continuity exceed the modelled variogram range to allow more samples to be included.

Details of the IDW parameters applied to the estimate of grades are shown in Table 17.10.  In order to take into account the spatial variability and characteristics of each element (Zr and REO) within each domain, different search ellipses were defined.  The search radius along the major direction of continuity was set to the variogram range.  For domains with less data available, this distance was increased to include a higher number of samples in the estimation. In all instances the search radii along the semi-major and minor directions correspond to the variogram range for Domain code 3.  The search parameters are shown in Table 17.10.

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Table 17.10:  Norra Kärr Project - Block Model Search Parameters

Parameters
	Pass 1	Pass 2	Pass 3
Search Type	Anisotropic	Anisotropic	Anisotropic
Bearing	15	15	15
Dip	-60	-60	-60
Plunge	0	0	0
Search Radius	300	400	600
ID Ratio x y z	2.0:1.0:3.0	2.0:1.0:4	2.0:1.0:5
Minimum Samples	10	10	10
Maximum Samples	40	40	40
Block Discretisation	4:4:2	4:4:2	4:4:2

17.4.3 Resource Classification

Mineral inventory was classified based on drilling density, grade continuity and geological confidence. The Norra Karr deposit due to its mineralization type shows good geological and mineralization continuity at a low grade threshold (>0.5% ZrO2). Within this low grade Grennaite envelope in areas where the drill spacing is 200m by 80m, there is a reasonable level of confidence that further drilling will increase the geological confidence and allow for an indicated or measured resource in the future.

As noted, the drill spacing is even but not very dense for the current resource estimate.  PAH believes the current estimated grade is of low level of confidence and further drilling may possibly impact on the internal ore distribution, as a result the resource was classified as an Inferred Mineral Resource.

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Figure 17-5:  Norra Kärr  Project – Resource Cross Section 6442600 N Looking North Showing Block model and Drill Holes.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 17-6:  Norra Kärr  Project – Resource Cross Section 6442800 N Looking North Showing Block model and Drill Holes.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

17.4.4	Model Validation

To check that the interpolation of the block model correctly honoured the drilling data, PAH carried out a validation of the estimate using the following procedures:

•	A comparison of the composited sample grade statistics with block model grade statistics for each domain (Table 17.11)

•	Comparison of volumes defined by the resource wireframes and the associated block model (Table 17.11)

•	Visual sectional comparison of drill hole grades vs. estimated block grades;

•	Spatial comparison of composite grades and block grades by easting and elevation

The volumes are almost identical.  Domain 6 results in the biggest difference (the wireframe volume has 12% more volume that the associated resource volume). This difference is due to “dykes” volume being included in the reported wireframe volume. The overall volume difference is less than 1%.

Comparison between the grades from block model and composites for both elements are acceptable. In the case of Zr, domains 6,7 and 8 present  the highest difference (the model underestimates the mean grade by 23% to 10% approximately).  Other domains present differences within 17%.  The case of Ce is similar with the highest difference being 17% between samples and block model (domains 6 and 8).  The case of Y is similar with the highest difference being 17% between samples and block model (domains 8).  The distance between composites (domains 6,7 and 8 are low grade) and the amount of composites may contribute the variation range greater than 10%.  The two important domains of 2 and 3 have an average variation of 1% with highest difference being 3% between composite and block model grades for Zr, Ce,Y.

Comparison of the block values and composites results in a comparison shown in Table 17.11. The block model grade is very close to the composites for all domains.

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Table 17.11:  Norra Kärr Project - Comparison of Block Estimates and Composites by Domain.

	Wireframe	Block Model				Composites
Domain	Domain	Resource	Zr ppm	Ce ppm	Y ppm	Number of	Zr ppm	Ce ppm	Y ppm
Number	Volume	Volume				Comps
2	5,633,722	5,390,625	12,311	973	1,598	210	12,613	994	1648
3	22,666,708	22,035,000	13,841	851	1,378	728	13,505	861	1381
6	9,275,175	7,256,250	6,701	532	857	131	8,671	453	821
7	2,527,309	2,496,250	7,147	356	671	47	7,906	379	652
8	8,268,080	8,081,875	4,061	234	358	155	5,014	278	432
Total	48,370,994	45,260,000	10,398	687.6	1,099	1,271	11,617	752	1225

* Discrepancy in volumes caused by intrusive dykes				48,370,994	2,812,674	45,558,320	100.55%

Table 17.12:  Details the criteria and data integrity checks, applied and assessed for the Norra Kärr Project, as recommended by CIM (2005).

Drilling techniques	All BGM or BQTK diameter diamond drillholes

Logging	All drillholes were geologically logged by qualified geologists. The logging was of an appropriate standard for grade estimation.

Drill sample recovery	Recoveries are documented in borehole logs for the majority of the drillholes and is greater than 99% within mineralised zones.

Sampling methods	core samples were collected with an average sample length of 2m. PAH’s observations indicated that the routine sampling methods were of a high standard and suitable for evaluation purposes.

Quality of assay data and laboratory tests	The Norra Karr assay database displays industry standard levels of precision and accuracy and meets the requirements for use in a Mineral Resource estimate. Appendix E contains summaries of QA/QC data

Verification of sampling and Assaying	Internal data verification is carried out as a standard. An external verification of approximately 10% of the Norra Karr data from drillhole collar positions to assay QA/QC was carried out by PAH.

Location of data points	All of the drillhole collars have been surveyed by a qualified surveyor using a differential GPS. No drillholes were downhole-surveyed.

Tonnage factors (in situ Bulk densities)	Density determinations were made for drillhole samples. Bulk density values were interpolated into the block model.

Data density and distribution
Diamond drillholes were collared on a grid of approximately on a 200 m by 80 m grid. The level of data density, over portions, of the project area is sufficient to assume geological and grade continuity for an Inferred Mineral Resource estimate for this type of mineralization.

Database integrity	Data were stored in an acceptable, relational database. PAH has checked the integrity of the database and considers that the database is an accurate representation of the original data collected.

Dimensions
The Mineral Resource occurs over a length of 1300 m north to south and 460 m east to west. It varies in thickness between 200 m and 460 m. A dip of 60 degrees is determinable as the mineralization. The Mineral Resource occurs from surface and has been constrained by a modelled surface representing an extent of 50m below borehole depths.

Geological interpretation	There is adequate geological information.

Domains	The deposit has been sub-divided into 12 different domain codes;

Compositing	Drillholes were retained at the 2 m length intervals, as appearing in the

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database.
Statistics and variography	Anisotropic variograms were used to model the spatial continuity.

Top or bottom cuts for grades	Top cut analysis was completed that indicated that top cutting was not appropriate. No grade caps or cut were applied

Data clustering	Drillholes were drilled on an approximately regular grid and consistent depth of drilling to have no major distributional anomalies .

Block size	100 m N by 20 m E by 10 m RL three dimensional block models.

Grade estimation	Metal grades were estimated using Inverse distance weightings. Grades were interpolated within a search ellipse representing the ranges of the anisotropic variograms.

Resource Classification
The classification incorporated the confidence in the drillhole data, the geological interpretation, data distribution, and variogram ranges.  Due to the large distance for the first search, even deposit shows continuity the deposit was  classified as Inferred Mineral Resources.

Cut-off grades	A cut-off grade of 1%Zr and 0.9 % Y has been selected for the purposes of resource estimation.

Mining Cuts	No mining cuts have been applied.

Metallurgical factors or Assumptions	No Metallurgical factors or assumptions have been applied

Audits and reviews
The following audit and review work was completed by PAH:
_ a review of the database against the original drillhole logs
_ a review of drillhole data collection protocols and QA/QC systems
_ a site based review of the drillhole data.

To check that the interpolation of the block model correctly honoured the drilling data, validation was carried out by comparing the interpolated blocks to the sample composite data along eastings, and elevations. The validation plot by Northing is shown in Figure 17.7. A complete set of validation plots are included in the Appendix for Y and Dy. The validation plot by elevation is shown in Figure 17.8. A complete set of validation plots are included in Appendix C for Ce, Nd, and Dy.

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Figure 17-7:  Resource Validation by Northing

Figure 17.8: Resource Validation Chart by Elevation (Grade Zr ppm)

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The validation procedures demonstrated that the estimated model honours the drill hole data and geological constraints applied to the estimate. Clearly the grades from the block model are smoother than the composites. This is not unexpected due to the inherent smoothing effect introduced by IDW and the current drilling density.  PAH believes the estimate is representative of the composites and is indicative of the known controls of mineralization and the underlying data.

Figure 17-9:  Norra Kärr  Project - Grade – Tonnage Curves for ZrO2%, TREO and HREO

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Mineral Resource Statement

This Mineral Resource estimate has been prepared in accordance with the CIM Definition Standards of 22 November 2005.  The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.

The Mineral Resources are reported at several cutoff values within the deposit.   The results of the resource estimate for the Norra Kärr  deposit are tabulated in Table 17.13, below.

Table 17.13:  Norra Kärr  Project -  Mineral Resource Estimate

Inferred Resources by Cut off Grade TREO

Cutoff	Classification	Tonnes	Zro2	LREO	HREO	TREO	Density
TREO		Mt	%	%	%	%	t/m3
0.2	Inferred	99.3	1.60	0.20	0.24	0.45	2.7
0.3	Inferred	77.9	1.70	0.23	0.27	0.50	2.7
0.4	Inferred	60.5	1.72	0.26	0.29	0.54	2.7
0.5	Inferred	38.4	1.75	0.29	0.31	0.60	2.7
0.6	Inferred	16.2	1.80	0.32	0.34	0.66	2.7

Inferred Resources by Cut off Grade ZrO2

Cutoff	Classification	Tonnes	Zro2	LREO	HREO	TREO	Density
ZrO2		Mt	%	%	%	%	t/m3
0.5	Inferred	112.9	1.49	0.18	0.22	41	2.7
1.0	Inferred	87.1	1.73	0.21	0.26	46	2.7
1.5	Inferred	64.3	1.89	0.22	0.28	50	2.7

Inferred Resources by Depth

Depth	Classification	Tonnes	Zro2	LREO	HREO	TREO	Density
		Mt	%	%	%	%	t/m3
20m	Inferred	12.7	1.59	0.20	0.24	45	2.7
40m	Inferred	13.0	1.63	0.21	0.25	45	2.7
60m	Inferred	13.3	1.67	0.21	0.25	46	2.7
80m	Inferred	13.2	1.71	0.21	0.25	46	2.7
100m	Inferred	12.8	1.73	0.21	0.25	46	2.7
120m	Inferred	12.8	1.69	0.20	0.24	44	2.7
140m	Inferred	13.1	1.68	0.19	0.24	43	2.7
160m	Inferred	6.6	1.67	0.19	0.24	43	2.7

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Table 17.14:  Norra Kärr  Project -  Inferred Resources by Cut off Grade TREO by individual elements

TREO%	>0.2	>0.3	>0.4	>0.5	>0.6
Volume	36,775,000	28,836,875	22,410,625	14,233,125	5,993,125
MTonnes	99.3	77.9	60.5	38.4	16.2
La2O3%	0.04	0.05	0.05	0.06	0.06
Ce2O3%	0.09	0.10	0.12	0.13	0.15
Pr2O3%	0.01	0.01	0.02	0.02	0.02
Nd2O3%	0.05	0.05	0.06	0.07	0.08
Sm2O3%	0.01	0.01	0.01	0.01	0.01
Eu2O3%	0.00	0.00	0.00	0.00	0.00
Gd2O3%	0.01	0.02	0.02	0.02	0.02
Tb2O3%	0.00	0.00	0.00	0.00	0.00
Dy2O3%	0.02	0.02	0.03	0.03	0.03
HO2O3%	0.01	0.01	0.01	0.01	0.01
Er2O3%	0.02	0.02	0.02	0.02	0.02
Tm2O3%	0.00	0.00	0.00	0.00	0.00
Yb2O3%	0.02	0.02	0.02	0.02	0.02
Lu2O3%	0.00	0.00	0.00	0.00	0.00
Y2O3%	0.16	0.18	0.19	0.21	0.23
LREO %	0.20	0.23	0.26	0.29	0.32
HREO %	0.24	0.27	0.29	0.31	0.34
TREO %	0.45	0.50	0.54	0.60	0.66
ZrO2%	1.60	1.70	1.72	1.75	1.80
U %	0.001	0.001	0.001	0.001	0.001
Th %	0.001	0.001	0.001	0.001	0.001
Hf %	0.03	0.03	0.03	0.03	0.03

17.5.1 Discussion

The Norra Kärr Mineral Resource describes a single body of mineralization between 1300 metres and 400 metres true thickness, a strike of 1300 metres and an average down dip extent of 100 metres.  A cut off grade of 0.4% TREO has been selected to best represent the margin of the main two mineralised domains within the single body of mineralization. Another 3 lower grade domains contribute to the extent of the single body of mineralization.

The sample spacing is approximately 200 metres x 80 metres x 2.0 metre. No mining parameters are derived and no Reserve has been estimated.

The mineralization remains open at depth.

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17.5.2 NI43-101 Compliance

Following the enclosed audit of Tasman data, the compiled Tasman drilling database, and the subsequent calculation of Mineral Resources, the quoted Mineral Resources at Norra Kärr are subdivided into CIM-compliant measured, indicated and inferred categories on the basis of the density of drilling, checked grades, and inter-hole continuity.

It is the opinion of PAH that this Mineral Resource estimate for Norra Kärr satisfies the definitions of Inferred Mineral Resources as per the CIM Definition Standards of 22 November 2005.

17.5.3 Risks

Several Risks are associated with the estimate of the Norra Kärr Resource, these include:

•	Only a relatively limited number of bulk density determinations have been completed on the deposit.

•	No downhole orientation surveys have been completed.

•	The current drill hole spacing is too wide to confirm the Resource at high confidence.

17.5.4 Dilution and Ore Losses

The block model is undiluted with no ore loss factors applied; as a result appropriate dilution and ore loss factors must be applied for any economic reserve calculation.

Mineral Reserve Estimate

A Mineral Reserve estimate has not been completed for this report.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

18	OTHER RELEVANT DATA AND INFORMATION

A brief discussion defining zirconium, hafnium and REE, the geological environments in which they are found, their uses and current market prices is beneficial to the reader.

Rare earths are universally described as those 15 chemically similar elements in the periodic table that range from lanthanum through lutetium, which have atomic numbers 57 through 71, inclusively. Commonly, yttrium is included because it is invariably physically associated with this group. Scandium and thorium are sometimes considered as part of the rare-earth series. Since lanthanum is the first name on the rare-earth list, the whole group is sometimes referred to as the “lanthanides”(the reader is also referred to the periodic table of the elements which is readily available). The upper half of this series is termed the “light” or “cerium” subgroup, and the lower half is called the “heavy” or “yttrium” subgroup (Jackson, et al, 1993).

Table 18.1:  Rare-earth Elements and Selected Properties (after Jackson, et al, 1993)

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Rare earths are mined and treated in their oxide form, known as rare-earth oxides (REO). More than 95 percent of REO occur in deposits of three minerals: bastnaesite (CeFCO3), monazite (Ce,Th,Y)PO4, and xenotime (YPO4).

Bastnaesite contains about 70 percent REO, mostly the lighter ones, monazite about 70 percent REO, mostly the lighter ones, and xenotime contains about 67 percent REO, mostly the heavier ones. Eudialyte, the zirconium silicate found at Norra Kärr, can contain either the light or heavy REO. Although REEs comprise significant amounts of many minerals, almost all production has come from less than 10 minerals (Castor & Hedrick, 2006).

Economic REE/REOs are found principally in the following types of deposits:

•  Iron deposits--the largest known REE resources in the world.

•  Carbonatite deposits--common around world, but production has been from only one, the Mountain Pass deposit in California.

•  Lateritic deposits--widespread but only two such deposits have been exploited so far, in China.

•  Placer deposits--worldwide. In 1980s Australia was third most important producer of REE from paleobeach placers.

•  HREE deposits in Peralkaline Igneous Rocks--typically enriched in yttrium, HREEs and zirconium. Mined at the Lovozero massif, Kola Peninsula, Russia. Norra Kärr belongs to this deposit type.

•  Vein deposits--generally small, but significant REE sources in China. Maoniuping deposit consists of vein swarms up to 1,000m long by 20m wide; it is the second largest source of REE in China (2001).

Marketing and metal pricing for these commodities is not on an open market, as are say, copper, lead, zinc, gold, silver, etc., so these metal prices are not as easily obtained. A recent publication by the United States Geological Survey (USGS) documents the annual US consumption of approximately 90 mineral commodities over a period of years. Although the prices are for a domestic US market, they should reflect the global prices somewhat.  http://minerals.usgs.gov/minerals/pubs/commodity/rare_earths/mcs-2010-raree.pdf.

The reader is also directed to http://www.metal-pages.com/, widely regarded as a key source of REE price information.

In 2007, the United States imported 17,700 tonnes of rare earths and exported 7,450 tonnes, consuming an apparent 10,200 tonnes at an average price of US$5,290/tonne. World production was in the order of 124,000 tonnes.

The apparent domestic consumption for zirconium mineral concentrates for 2007 was 170,000 tonnes at a unit value of US$763/tonne; global production was 1,420,000 tonnes.

In 2007, a total of 62 tonnes of hafnium were consumed at an average price of US$250,000/ tonne.

The uses for zirconium, hafnium and rare earths are wide and varied, many are in specialty products.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

Figure 18-1:  Norra Kärr Project - Site access underpass access under E4 motorway

Figure 18-2:  Site access overpass. 50 Tonne bridge access over E4 motorway

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19	INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions have been made on the Norra Kärr Project from the findings of the Technical Report:

•	The Project represents a promising REE project, and has resources of sufficient quality that warrant additional investigation.

•
A Mineral Resource estimate, using an IDW interpolation method, was completed by PAH. The Mineral Resource estimate in this Technical Report is reported using cutoff grades which are deemed appropriate for the style of mineralization and the current state of the Mineral Resources.

•
PAH considers the estimated Mineral Resource to be in accordance with NI 43-101 Guidelines for Resource Estimates. Of importance for mine planning, the model accommodates in situ and contact dilution but excludes mining dilution. Block size is similar (10 x 5 x 5 meters) to expected small-mining units conventionally used in this type of deposit, and appropriate for an open pit mine.

•	Potential for increasing of the Mineral Resources are good, with mineralization open to the north and south and also down dip, which requires further drilling to investigate potential.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

20	RECOMMENDATIONS

At the current status of the property there is limited surface  work that can be done that would enhance it. Due to its lack of sulphide, generally low magnetic susceptibility, and modest specific gravity, geophysics is expected to be of limited value in further defining the mineralization.

Semi-Regional Exploration

There is an opportunity for intrusions similar to Norra Kärr to be repeated in the area, perhaps unrecognized under thin cover.  Tasman should ensure their ground position is secure for this circumstance, and follow up with widely spaced soil sampling or shallow drilling.  A budget of $50,000 should be considered appropriate for the identification of such targets.

Mineral Resource Estimation and Geology

The recommendations provided here are based on observations in the Mineral Resource estimate detailed in Section 17.

PAH recommends that Tasman complete in-fill drilling to increase the Mineral Resource confidence categorization of areas currently defined as Inferred to Indicated. PAH estimates an additional 3000 m - 5000 m of in-fill drilling will be required, tightening the drill spacing to 100m sections and infilling some sections to 40m spacing to confirm inter-hole continuity.  Deep drilling to ascertain the depth of the Norra Kärr intrusion is also recommended.

FOLLOW UP DRILLING	UNITS	COST (CAD)
10 x 150m DDH on infill sections	$120/m	$180,000
10 x 200m DDH on infill sections	$120/m	$240,000
1 x 300m DDH	$150/m	$45,000
2 x 100m DDH for metallurgical sample	$120/m	$24,000
Geology, logging, core cutting, support		$215,000
TOTAL		$704,000

An accelerated program of mineralogical and metallurgical research is recommended to determine extractability of the REE’s that are present at Norra Kärr and identify preferred processing pathways for follow up research.  This data will be key for any potential future scoping study, in combination with other technical and economic information.

METALLURGICAL TESTING	UNITS	COST (CAD)
First metallurgical test	$100,000/test	$100,000
Detailed Mineralogy	$25,000/test	$25,000
Follow up metallurgy testing	$100,000/test	$200,000
TOTAL		$325,000

Success in metallurgical research will provide encouragement to move towards bulk sampling and establishment of a pilot plant on site.

A Preliminary Economic Assessment that studies potential mining, processing, tailing disposal, community impact and environmental scenarios for Norra Kärr and the associated cost centres is recommended pending the successful extraction of REE’s and Zr in metallurgical trials.  Such a PEA is estimated to cost in excess of $1 million, depending on data collection requirements.

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Tasman Matels Ltd. - NI 43 101 - Technical Report

21	ILLUSTRATIONS

The illustrations supporting the various sections of the report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and figures is provided at the beginning of the report.

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22	REFERENCES

Ashley, P.M., 2009. Petrographic report of five rock samples from Norra Kärr, Jonkoping region, Sweden.

Adamson, O.J., 1944. The Petrology of the Norra Kärr District, An Occurrence of Alkaline Rocks in Southern Sweden.

Arzamastsev, et al, 2008. The Khibini and Lovozero alkaline Massifs: Geology and unique mineralization: 33 ICG excursion No. 47, July 22--August 2, 2008.

Blaxland, A.B., 1977. Agpaitic magmatism at Norra Kärr? Rb-Sr isotopic evidence: Lithos, volume 10, issue 1, pp. 1-8.

Castor, S.B. And Hedrick, J.B., 2006.  Rare Earth Elements: Industrial Minerals & Rocks, Commodities, Markets and Uses, 7th Edition, Society for Mining, Metallurgy and Exploration, Inc. (SME).

Eckermann, H., 1968. New contributions to the interpretation of the genesis of the Norra Kärr alkaline body in southern Sweden: Lithos 1, pp 76-88.

Fryer, B., and Edgar, A., 1977.  Significance of Rare-earth distributions in coexisting minerals of peralkaline saturated rocks.  Contrib. Mineral Petrol. 61, 35-48.

Jackson, W.D. And Christiansen, G., 1993.  International Strategic Minerals Inventory Summary Report--Rare Earth Oxides: U.S. Geological Survey circular 930-N.

Johnsen , O., Feraris , G., Gault , R. A., Grice , J. D., Kampf , A. R., and Pekov , I. V., 2003.  The nomenclature of eudialyte-group minerals. Canadian Mineralogist, 41, 785–794.

Sorrensen, H., 1997.  The agpaitic rocks; an overview: Mineralogical Magazine; August 1997; v. 61; no. 4; pp. 485-498.

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23	DATE AND SIGNATURE PAGE

Geoff Reed, B App Sc, MAusIMM (CP) Minarco-MineConsult  Level 16 Australia Square

264-278 George Street Sydney NSW Australia 2000

Ph: +61 2 8248 1500 Mob: +61 457 729 379 Email: greed@runge.com.au

CERTIFICATE OF AUTHOR

I, Geoffrey Charles Reed, B App Sc, MAusIMM (CP) do hereby certify that:

1. I am currently employed as the Senior Consulting Geologist at Runge Ltd trading as Minarco-MineConsult  Level 16 Australia Square 264-278 George Street Sydney NSW Australia 2000

2.For the duration of this project I have been on secondment as a Senior Consulting Geologist with Runge Inc .. d.b.a Pincock, Allen and Holt, a wholly owned subsiduart of Runge Limited

3.I graduated with a degree in Geology with a Bachelor of Applied Science from the University of Technology, Sydney, NSW, Australia, awarded in 1997.

4. I am a Member of the Australasian Institute of Mining and Metallurgy since 1998.

5. I have worked as a geologist for a total of over 14 years since my graduation from University.

6. I have read the definition of “qualified person” set out in National Instrument 43101(“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7. I am responsible for the preparation of all sections of this technical report titled “Technical Report For Norra Kärr REE - Zirconium Deposit”, dated January 20th 2011, which is based in large part on examination of the material presented to me by Tasman Metals Limited during September 1st, 2010 to November 30, 2010. I visited the Norra Kärr property on the 27th of September, 2010. First hand impressions about the style of mineralization are based on examinations of drill core from representative drill holes on the 28th of September, 2010.

8. I have had no prior involvement with the properties which are the subject of this Technical Report.

9. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report which is not reflected in the Technical Report, the omission to disclose which would make this Technical Report misleading.

10. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

been prepared in compliance with that instrument and form.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

                            Dated at Sydney, Australia, this January 20th 2011

/s/ Geoffrey C. Reed

“Geoffrey  C. Reed”

_____________________________________
Geoffrey Charles Reed (QP)
B App Sc , MAusIMM (CP)

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX A – TECHNICAL CONSULTANTS

Technical Consultants Involved in preparation of the NI 43 101 technical report are as follows:

Geoffrey Reed responsible for the site visit, resource modelling, estimation process resource classification and reportpreparation.

Geoffrey Reed –BappSc – MAusIMM (CP) Bachelor of Applied Science, University of Technology, Sydney 1997.
Senior Geology  Consultant, Runge Ltd trading as Minaco-Mineconsult on secondment with Runge Inc.. d.b.a Pincock Allen and Holt, a wholly owned subsidiary of Runge Ltd.
With reference to the Canadian National Instrument 43-101 he is considered a “qualified person” to validate statements for Mineral Resources. Geoff has over 13 years of diverse mining and exploration industry experience across organisations globally. These include major base metal mining operations in Australia and junior exploration projects in Scandinavia. Geoff’s strength is in the analysis and calculation of resources for both operating mines and new developments. Geoff is a “Competent Person” as defined in the JORC code for base metals. The majority of Geoff’s experience relates to underground and open-cut metalliferous mining, and various gold and uranium exploration and resource projects. Geoff has undertaken geological and resource management roles at the CSA Copper Mine (Cobar), Enterprise Copper Mine (Mt Isa), Broken Hill Mine (Broken Hill), Elura/Endeavor Mine (Cobar), Century Mine (Mt Isa) and Dugald River (Mt Isa). More recently, Geoff was employed as a full time Senior Consultant in uranium and gold exploration in Scandinavia. Prior to joining PAH, Geoff established a consulting company in the UK (Reed Leyton Consulting Limited), providing independent CIM/JORC compliant Mineral Resource calculations through the application of Maptek (Vulcan) software, Gemcon (Surpac) Software  and completing technical reporting to the standard required under NI 43101. Various project reports were completed in China, Australia, Sweden, Finland, Portugal and Angola.

Philippe Baudry supervised the modelling, estimation process resource classification.

Philippe Baudry Bsc. Mineral Exploration and Mining Geology, Assoc Dip Geo science, Grad Cert Geostatistics, MAIG.
Operations Manager, Minarco-mineconsult, Beijing, China.
With reference to the Canadian National Instrument 43-101 he is considered a “qualified person” to validate statements for Mineral Resources.
Philippe is a geologist with over 10 years of experience. He has worked as a consultant geologist for over 4 years first with Resource Evaluations and subsequently with PAH after they acquired the ResEval group in 2008. During this time Philippe has worked extensively in Russia assisting with the development of 2 large scale copper porphyry projects from exploration to feasibility level, as well as carrying out due diligence studies on metalliferous projects throughout Russia. His work in Australia has included resource estimates for BHPB, St Barbara Mines and many other clients both in Australia and overseas on most styles of mineralisation and metals. Philippe furthered his modelling and geostatistic skills in 2008 by completing a Post Graduate Certificate in Geostatistics at Edith Cowan University. Philippe relocated to China in 2008 and has since project managed numerous Due Diligences, Resource estimates and Independent Technical Reviews for private acquisitions and IPO listings purposes. Prior to working has a consultant Philippe spent 7 years working in the Western Australian Goldfields in various positions from mine geologist in a large scale open cut gold mine through to Senior Underground Geologist. Before this time Philippe worked as a contractor on early stage gold and metal exploration projects in central and northern Australia. With relevant experience in a wide range of commodity and deposit types, Philippe meets the requirements for Qualified Person for 43-101 reporting, and Competent Person (“CP”) for JORC reporting for most metalliferous Mineral Resources. Philippe is a member of the Australian Institute of Geoscientists.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Aaron Green provided technical audit of the resource model

Aaron Green  - BSc - Bachelor of Science (Hons) La Trobe University, Melbourne, 1993.
Manager Mining Consulting, Runge Ltd, Perth,  Australia

Aaron is a geologist with over 15 years of experience in the mining industry. With a strong background in exploration and mine geology, he has been responsible for the planning, implementation and supervision of various drill programs, underground production duties, detailed structural and geological mapping and logging, geological modelling, and resource estimation.
Aaron’s wide range of experience with various mining operations in Australia and overseas gives him an excellent practical and theoretical basis for resource estimation of various metalliferous deposits.
With substantial experience in a wide range of commodity and deposit types, Aaron meets the requirements for Competent Person for JORC reporting for most metalliferous Mineral Resources.
In his recent consulting work, Aaron has run, or been involved with, resource estimation, geological modelling, due diligence investigations, studies ranging from scoping level to Bankable Feasibility, resource drill-out planning and management, and exploration programs.
Aaron’s commodity experience includes gold, copper, nickel sulphide, fluorite, lead-zinc and industrial minerals, spanning many countries including Australia, Zambia, Malawi, Finland and Kazakhstan.
Aaron specialises in the development of resource estimates that are based on robust geological models and is an expert user of Surpac software for geological applications.

Bob Dennis provided technical review of the NI 43 101 Technical report

Bob Dennis - B.Sc - First Class Honours University of Queensland
Principal Mining Consultant, PAH, Brisbane, Australia
With reference to the Canadian National Instrument 43-101 he is considered a “qualified person” to validate statements for Mineral Resources.
Bob has over 25 years of exploration and mining industry experience. He has been responsible for a great number of geologist as well as operational management roles for projects throughout Australia, predominantly in a senior capacity. He has also gained significant managerial experience as a result of his many years in operational manager roles.
In addition to Bob’s supervisory and managerial experience, he has also been heavily involved in a range of projects covering the following commodities in the mining, metallurgy and exploration arenas
Bob’s previous roles have seen him responsible for a number of challenges including; overall operational managerial tasks involved in the expansion of copper output for a HL-SX-EW operation from 5,500 tpa to 9,000 tpa production; project start-up of a copper HL-SX-EW operation through to full production, on schedule and within budget; leading the management team to solve organisational and operational issues; justification of mine feasibility to obtain funding necessary for commencement of production; leading exploration teams identifying major exploration and mining opportunities; changing work organisation at a major mining operation; organising data and providing input for due diligence reviews.
His work experiences have ranged from technical to the general management level and he has been exposed to a very broad range of disciplines starting from exploration and mining geology but eventually encompassing resource estimation, feasibility, mining, metallurgical, environmental, people management and financial control in short the many threads making up a modern mine.

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Appendix B– REE REsource Graphs

APPENDIX C– BLOCK MODEL VAILIDATION PLOTS

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX D – GRADE TONNAGE CURVES

Norra Karr REE - October 2010 Resource Estimate

Grade Range	Incremental Resource					Cutoff Grade	Cumulative Resource				
	Tonnes	Zro2	LREO	HREO	TREO		Tonnes	Zro2	LREO	HREO	TREO
TREO%	MT	%	%	%	%	TREO %	MT	%	%	%	%
0-0.1	5.4	0.30	0.04	0.04	0.08	0.00	122.2	1.40	0.18	0.21	0.39
0.1-0.2	17.6	0.65	0.07	0.08	0.15	0.10	116.9	1.46	0.18	0.22	0.40
0.2-0.3	21.4	1.22	0.10	0.16	0.26	0.20	99.3	1.60	0.20	0.24	0.45
0.3-0.4	17.4	1.62	0.14	0.21	0.34	0.30	77.9	1.70	0.23	0.27	0.50
0.4-0.5	22.1	1.68	0.20	0.25	0.45	0.40	60.5	1.72	0.26	0.29	0.54
0.5-0.6	22.2	1.71	0.27	0.28	0.55	0.50	38.4	1.75	0.29	0.31	0.60
0.6-0.7	12.5	1.79	0.31	0.32	0.64	0.60	16.2	1.80	0.32	0.34	0.66
0.7-0.8	3.5	1.86	0.35	0.40	0.74	0.70	3.7	1.86	0.35	0.40	0.75
0.8-0.9	0.2	1.75	0.35	0.46	0.81	0.80	0.2	1.75	0.35	0.46	0.81
Total	122.2	1.40	0.18	0.21	0.39						

Norra Karr Deposit Zr02 % Grade-Tonnage Curve
MTonnes
Grade % Zr02
Tonnes - Mt
ZrO2 %
Cutoff Grade Zr02 %

Norra Karr Deposit TREO Grade-Tonnage Curve
MTonnes
Grade % TREO
Tonnes - Mt
HREO %
LREO %
Cutoff Grade TREO %

Norra Karr Deposit HREO Grade-Tonnage Curve
MTonnes
Grade % HREO
Tonnes -Mt
HREO
Cutoff Grade HREO %

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Tasman Matels Ltd. - NI 43 101 - Technical Report

Norra Karr REE - October 2010 Resource Estimate

Grade Range Zro2%	Incremental Resource Tonnes MT	Zro2 %	LREO %	HREO %	TREO %	Cutoff Grade Zro2%	Cumulative Resource Tonnes MT	Zro2 %	LREO %	HREO %	TREO %
0.1-0.2	0.6	0.18	0.10	0.08	0.18	0.10	122	1.40	0.18	0.21	0.39
0.2-0.3	2.8	0.26	0.05	0.05	0.10	0.20	122	1.41	0.18	0.21	0.39
0.3-0.4	3.3	0.34	0.06	0.06	0.12	0.30	119	1.44	0.18	0.22	0.40
0.4-0.5	2.8	0.45	0.12	0.11	0.23	0.40	116	1.47	0.18	0.22	0.40
0.5-0.6	6.8	0.56	0.12	0.11	0.23	0.50	113	1.49	0.18	0.22	0.41
0.6-0.7	8.3	0.64	0.10	0.11	0.21	0.60	106	1.55	0.19	0.23	0.42
0.7-0.8	3.7	0.75	0.10	0.12	0.22	0.70	98	1.63	0.19	0.24	0.44
0.8-0.9	3.6	0.84	0.10	0.13	0.23	0.80	94	1.67	0.20	0.25	0.45
0.9-1.0	3.3	0.95	0.10	0.14	0.24	0.90	90	1.70	0.20	0.25	0.45
1.0-1.1	2.7	1.05	0.10	0.14	0.24	1.00	87	1.73	0.21	0.26	0.46
1.1-1.2	9.7	1.16	0.10	0.16	0.26	1.10	84	1.75	0.21	0.26	0.47
1.2-1.3	0.8	1.25	0.13	0.16	0.29	1.20	75	1.82	0.23	0.27	0.50
1.3-1.4	3.8	1.36	0.25	0.21	0.46	1.30	74	1.83	0.23	0.27	0.50
1.4-1.5	5.7	1.45	0.26	0.23	0.50	1.40	70	1.86	0.22	0.28	0.50
1.5-1.6	7.6	1.55	0.29	0.26	0.55	1.50	64	1.89	0.22	0.28	0.50
1.6-1.7	7.1	1.65	0.30	0.29	0.60	1.60	57	1.94	0.21	0.28	0.49
1.7-1.8	9.0	1.75	0.25	0.29	0.54	1.70	50	1.98	0.20	0.28	0.48
1.8-1.9	9.8	1.85	0.21	0.28	0.48	1.80	41	2.03	0.19	0.28	0.47
1.9-2.0	11.7	1.94	0.18	0.26	0.44	1.90	31	2.09	0.18	0.28	0.46
2.0-2.1	7.2	2.05	0.19	0.29	0.49	2.00	19	2.18	0.19	0.29	0.47
2.1-2.2	5.3	2.14	0.20	0.30	0.50	2.10	12	2.25	0.18	0.29	0.47
2.2-2.3	3.3	2.25	0.17	0.28	0.45	2.20	7	2.34	0.16	0.28	0.44
2.3-2.4	1.5	2.34	0.16	0.28	0.44	2.30	3	2.43	0.15	0.28	0.43
2.4-2.5	0.9	2.44	0.15	0.27	0.42	2.40	2	2.50	0.15	0.27	0.42
2.5-2.6	1.0	2.55	0.15	0.28	0.43	2.50	1	2.55	0.15	0.28	0.43
							0	0.00	0.00	0.00	0.00
Total	122.2	1.40	0.18	0.21	0.39						

Norra Karr Deposit Zr02 % Grade-Tonnage Curve
MTonnes
Grade % Zr02
Cutoff Grade Zr02 %
Tonnes - Mt
Zro2 %

Norra Karr Deposit LREO and HREO Grade-Tonnage Curve
MTonnes
Grade % TREO
Cutoff Grade TREO %
Tonnes - Mt
HREO %
LREO %

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX E– BASIC STATISTICS

Norra Kärr  Project - Statistics for Lithology code GPG east – Domain code 2

Statistic	Zr	Ce	Nd	Dy	Y
Number	210	210	210	210	210
Minimum	4592	300	157	54	393
Maximum	23637	1863	1024	501	3558
Mean	12613	994	519	247	1648
Median	12039	1036	533	232	1570
Std Dev	12219	893	469	227	1512
Variance	10447046	174521	46890	9472	441989
Std Dev	3232	418	217	97	665
Coeff Var	0.3	0.4	0.4	0.4	0.4
Percentiles
10	9343	415	234	136	859
20	10000	486	260	151	968
30	10688	666	351	169	1085
40	11366	929	465	200	1340
50	12039	1037	533	232	1570
60	12873	1139	600	273	1849
70	13542	1242	656	305	2045
80	14926	1401	708	331	2264
90	17468	1541	807	379	2548
95	19164	1664	876	425	2847
97.5	20253	1767	928	468	3051
99

Norra Kärr  Project - Statistics for Lithology code GPG West –Domain code 3

Statistic	Zr	Ce	Nd	Dy	Y
Number	728	728	728	728	728
Minimum	918	53	32	17	122
Maximum	26491	2458	1059	510	3241
Mean	13505.4	861.0	449.4	211.2	1380.8
Median	13183.2	812.4	438.1	201.8	1289.0
Std Dev	13134.7	738.4	395.7	199.1	1289.7
Variance	9789800.7	198926.5	43960.8	4819.3	248327.3
Std Dev	3128.9	446.0	209.7	69.4	498.3
Coeff Var	0.2	0.5	0.5	0.3	0.4
Percentiles
10	10000.0	335.9	193.0	134.0	825.8
20	10875.7	430.6	245.7	153.4	979.4
30	11713.4	499.6	284.0	168.0	1055.4
40	12427.1	608.8	348.6	183.5	1145.4
50	13183.2	812.4	438.1	201.8	1289.0
60	13912.7	1000.8	518.0	221.6	1443.8
70	14800.6	1138.1	582.1	243.7	1631.8
80	15740.4	1280.4	636.1	274.2	1805.3
90	17432.1	1452.7	732.5	304.6	2046.4
95	19449.9	1604.4	799.8	329.1	2288.8
97.5	21049.2	1734.1	862.2	357.7	2472.7
99

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

 Norra Kärr  Project - Statistics for Lithology code GTE East– Domain code 6

Statistic	Zr	Ce	Nd	Dy	Y
Number	132	132	132	132	132
Minimum	294	117	42	3	18
Maximum	15785	1285	522	196	1165
Mean	8664.7	459.2	236.4	135.5	822.1
Median	8915.0	397.7	228.0	144.0	874.7
Std Dev	7995.6	417.5	222.0	123.8	753.5
Variance	4526447.7	51471.3	6311.8	1182.5	41737.6
Std Dev	2127.5	226.9	79.4	34.4	204.3
Coeff Var	0.2	0.5	0.3	0.3	0.2
Percentiles
10	7508.8	284.8	159.6	100.7	590.2
20	7959.3	326.6	181.9	120.6	722.3
30	8316.5	354.4	201.6	134.0	811.5
40	8679.0	376.4	215.0	138.3	840.8
50	8915.0	397.7	228.0	144.0	874.7
60	9145.3	411.2	237.9	148.3	901.5
70	9444.6	437.6	248.1	153.0	923.4
80	9732.2	477.0	275.1	157.3	958.1
90	10304.2	876.5	362.1	164.1	1000.0
95	11141.8	1018.8	397.8	169.7	1016.8
97.5	12190.7	1070.6	432.4	179.0	1052.1
99

 Norra Kärr  Project - Statistics for Lithology code GTE South– Domain code 7

Statistic	Zr	Ce	Nd	Dy	Y
Number	47	47	47	47	47
Minimum	769	143	70	18	130
Maximum	16993	1805	936	281	1803
Mean	7906.1	379.0	196.2	108.7	652.3
Median	8506.1	333.3	180.3	115.6	697.0
Std Dev	7060.5	330.0	173.5	98.5	591.8
Variance	9388196.6	79316.4	17225.5	1911.2	74002.2
Std Dev	3064.0	281.6	131.2	43.7	272.0
Coeff Var	0.4	0.7	0.7	0.4	0.4
Percentiles
10	3917.9	199.9	97.8	53.3	320.1
20	4739.6	236.9	115.2	72.3	410.4
30	7333.7	291.6	161.7	81.8	501.7
40	7892.9	317.5	169.8	110.3	658.5
50	8506.1	333.3	180.3	115.6	697.0
60	8868.7	342.0	190.6	122.1	736.4
70	9269.8	363.1	199.7	132.3	775.1
80	9831.1	398.6	222.7	138.6	806.0
90	10057.3	415.9	243.2	143.2	838.0
95	13466.3	1118.5	441.2	157.2	981.0
97.5	16520.9	1580.0	717.1	219.9	1398.2
99

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Norra Kärr  Project - Statistics for Lithology code GTE West –Domain code 8

Statistic	Zr	Ce	Nd	Dy	Y
Number	157	157	157	157	157
Minimum	727	10	5	9	91
Maximum	13400	696	390	196	1159
Mean	5012.2	282.5	143.8	71.3	434.3
Median	4490.3	287.9	147.4	64.9	399.3
Std Dev	4383.5	220.8	112.7	59.7	371.8
Variance	6103789.1	24866.6	6579.6	1582.7	51715.2
Std Dev	2470.6	157.7	81.1	39.8	227.4
Coeff Var	0.5	0.6	0.6	0.6	0.5
Percentiles
10	2060.3	70.3	38.3	24.4	157.8
20	3084.9	110.0	58.9	32.4	207.3
30	3496.5	196.1	94.9	44.0	270.9
40	4018.4	243.0	124.7	56.1	341.9
50	4490.3	287.9	147.4	64.9	399.3
60	4920.0	328.0	171.1	77.5	484.1
70	5829.3	371.9	185.5	87.8	545.5
80	7913.8	429.3	209.0	112.9	640.9
90	8792.1	488.3	244.0	128.8	765.6
95	9288.1	530.8	286.2	137.7	822.4
97.5	9783.0	579.5	301.9	149.6	884.9
99

APPENDIX F – DATA FILES AND DIRECTORIES

- 3DMs
• resource_all_281010.dtm -Resource wireframe DTM
• resource_dykes_20101027.dtm -Resource wireframe DTM
• gr_topo_res_collars_20101027.dtm –Surface Topography based on collars DTM
• gr_ovb_res20101027.dtm –Overburden Surface DTM
- BModel
• nkr_november_ni43_101_121110.mdl -Resource block model
• Macros.zip -Block model macros
- Data
• drillholes.mdb -Access database
• drillholes.ddb -Surpac database file
- Comps
• comps.ace –domains 2-12,15 in str format
- stats
• stats.ace –domains basic statistics, histograms and log probabilty
- Reports & Spreadsheets
• Resource tables November 2010_v02Gr.xlsx - Resource tables
• 2010 Validation plots Nov.xlsx - Resource reports

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX G – QA/QC GRAPHS

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Tasman Matels Ltd. - NI 43 101 - Technical Report

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Tasman Matels Ltd. - NI 43 101 - Technical Report

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Tasman Matels Ltd. - NI 43 101 - Technical Report

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Tasman Matels Ltd. - NI 43 101 - Technical Report

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Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX H – DOMAIN PLOTS

Log Histogram for zr
Domain 2
Log Histogram for y
Domain 2
Log Histogram for la
Domain 2
Log Histogram for ce
Domain 2
Log Histogram for pr
Domain 2
Log Histogram for nd
Domain 2
Log Histogram for sm
Domain 2
Log Histogram for eu
Domain 2
Log Histogram for gd
Domain 2
Log Histogram for tb
Domain 2
Log Histogram for dy
Domain 2
Log Histogram for er
Domain 2
Log Histogram for ho
Domain 2
Log Histogram for tm
Domain 2
Log Histogram for lu
Domain 2
Log Histogram for yb
Domain 2

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This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Probability Plot for zr
Domain 2

Log Probability Plot for y
Domain 2

Log Probability Plot for la
Domain 2

Log Probability Plot for ce
Domain 2

Log Probability Plot for pr
Domain 2

Log Probability Plot for nd
Domain 2

Log Probability Plot for sm
Domain 2

Log Probability Plot for eu
Domain 2

Log Probability Plot for gd
Domain 2

Log Probability Plot for tb
Domain 2

Log Probability Plot for dy
Domain 2

Log Probability Plot for er
Domain 2

Log Probability Plot for ho
Domain 2

Log Probability Plot for tm
Domain 2

Log Probability Plot for lu
Domain 2

Log Probability Plot for yb
Domain 2

Snowden SUPERVISOR v7.10 Project

... the ultimate resource->reserve analysis workbench

Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.

See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Histogram for zr
Domain 3

Log Histogram for y
Domain 3

Log Histogram for la
Domain 3

Log Histogram for ce
Domain 3

Log Histogram for pr
Domain 3

Log Histogram for nd
Domain 3

Log Histogram for sm
Domain 3

Log Histogram for eu
Domain 3

Log Histogram for gd
Domain 3

Log Histogram for tb
Domain 3

Log Histogram for dy
Domain 3

Log Histogram for er
Domain 3

Log Histogram for ho
Domain 3

Log Histogram for tm
Domain 3

Log Histogram for lu
Domain 3

Log Histogram for yb
Domain 3

Snowden SUPERVISOR v7.10 Project

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Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.

See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Probability Plot for zr
Domain 3

Log Probability Plot for y
Domain 3

Log Probability Plot for la
Domain 3

Log Probability Plot for ce
Domain 3

Log Probability Plot for pr
Domain 3

Log Probability Plot for nd
Domain 3

Log Probability Plot for sm
Domain 3

Log Probability Plot for eu
Domain 3

Log Probability Plot for gd
Domain 3

Log Probability Plot for tb
Domain 3

Log Probability Plot for dy
Domain 3

Log Probability Plot for er
Domain 3

Log Probability Plot for ho
Domain 3

Log Probability Plot for tm
Domain 3

Log Probability Plot for lu
Domain 3

Log Probability Plot for yb
Domain 3

Snowden SUPERVISOR v7.10 Project
... the ultimate resource->reserve analysis workbench
Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.
See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Histogram for zr
Domain 6
Log Histogram for y
Domain 6
Log Histogram for la
Domain 6
Log Histogram for ce
Domain 6
Log Histogram for pr
Domain 6
Log Histogram for nd
Domain 6
Log Histogram for sm
Domain 6
Log Histogram for eu
Domain 6
Log Histogram for gd
Domain 6
Log Histogram for tb
Domain 6
Log Histogram for dy
Domain 6
Log Histogram for er
Domain 6
Log Histogram for ho
Domain 6
Log Histogram for tm
Domain 6
Log Histogram for lu
Domain 6
Log Histogram for yb
Domain 6

Snowden SUPERVISOR v7.10 Project

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Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.

See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Probability Plot for zr
Domain 6

Log Probability Plot for y
Domain 6

Log Probability Plot for la
Domain 6

Log Probability Plot for ce
Domain 6

Log Probability Plot for pr
Domain 6

Log Probability Plot for nd
Domain 6

Log Probability Plot for sm
Domain 6

Log Probability Plot for eu
Domain 6

Log Probability Plot for gd
Domain 6

Log Probability Plot for tb
Domain 6

Log Probability Plot for dy
Domain 6

Log Probability Plot for er
Domain 6

Log Probability Plot for ho
Domain 6

Log Probability Plot for tm
Domain 6

Log Probability Plot for lu
Domain 6

Log Probability Plot for yb
Domain 6

Snowden SUPERVISOR v7.10 Project
... the ultimate resource->reserve analysis workbench
Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.
See it now at http://www.snowdentec.com.au
SUPERVISOR

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Histogram for zr
Domain 7

Log Histogram for y
Domain 7

Log Histogram for la
Domain 7

Log Histogram for ce
Domain 7

Log Histogram for pr
Domain 7

Log Histogram for nd
Domain 7

Log Histogram for sm
Domain 7

Log Histogram for eu
Domain 7

Log Histogram for gd
Domain 7

Log Histogram for tb
Domain 7

Log Histogram for dy
Domain 7

Log Histogram for er
Domain 7

Log Histogram for ho
Domain 7

Log Histogram for tm
Domain 7

Log Histogram for lu
Domain 7

Log Histogram for yb
Domain 7

Snowden SUPERVISOR v7.10 Project

... the ultimate resource->reserve analysis workbench

Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.

See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Probability Plot for zr
Domain 7
Cumulative Probability (%)
zr (g/t)

Log Probability Plot for y
Domain 7
Cumulative Probability (%)
y (g/t)

Log Probability Plot for la
Domain 7
Cumulative Probability (%)
la (g/t)

Log Probability Plot for ce
Domain 7
Cumulative Probability (%)
ce (g/t)

Log Probability Plot for pr
Domain 7
Cumulative Probability (%)
pr (g/t)

Log Probability Plot for nd
Domain 7
Cumulative Probability (%)
nd (g/t)

Log Probability Plot for sm
Domain 7
Cumulative Probability (%)
sm (g/t)

Log Probability Plot for eu
Domain 7
Cumulative Probability (%)
eu (g/t)

Log Probability Plot for gd
Domain 7
Cumulative Probability (%)
gd (g/t)

Log Probability Plot for tb
Domain 7
Cumulative Probability (%)
tb (g/t)

Log Probability Plot for dy
Domain 7
Cumulative Probability (%)
dy (g/t)

Log Probability Plot for er
Domain 7
Cumulative Probability (%)
er (g/t)

Log Probability Plot for ho
Domain 7
Cumulative Probability (%)
ho (g/t)

Log Probability Plot for tm
Domain 7
Cumulative Probability (%)
tm (g/t)

Log Probability Plot for lu
Domain 7
Cumulative Probability (%)
lu (g/t)

Log Probability Plot for yb
Domain 7
Cumulative Probability (%)
yb (g/t)

Snowden SUPERVISOR v7.10 Project
... the ultimate resource->reserve analysis workbench
Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.
See it now at http://www.snowdentec.com.au
SUPERVISOR

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Probability Plot for zr

Log Probability Plot for y

Log Probability Plot for la

Log Probability Plot for ce

Log Probability Plot for pr

Log Probability Plot for nd

Log Probability Plot for sm

Log Probability Plot for eu

Log Probability Plot for gd

Log Probability Plot for tb

Log Probability Plot for dy

Log Probability Plot for er

Log Probability Plot for ho

Log Probability Plot for tm

Log Probability Plot for lu

Log Probability Plot for yb

Snowden SUPERVISOR v7.10 Project

... the ultimate resource->reserve analysis workbench

Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.

See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

Log Histogram for zr
Domain 0

Log Histogram for y
Domain 0

Log Histogram for la
Domain 0

Log Histogram for ce
Domain 0

Log Histogram for pr
Domain 0

Log Histogram for nd
Domain 0

Log Histogram for sm
Domain 0

Log Histogram for eu
Domain 0

Log Histogram for gd
Domain 0

Log Histogram for th
Domain 0

Log Histogram for dy
Domain 0

Log Histogram for er
Domain 0

Log Histogram for ho
Domain 0

Log Histogram for tm
Domain 0

Log Histogram for lu
Domain 0

Log Histogram for yb
Domain 0

Snowden SUPERVISOR v7.10 Project
... the ultimate resource->reserve analysis workbench
Copyright (c) 1998-2004 Snowden Technologies Pty Ltd. All rights reserved.
See it now at http://www.snowdentec.com.au

This report (Job No: ADV-SY-03717;  Date: 20th January 2011;  File: 3717_Tasman_NI-43101_Technical_Report_v41.docx4) has been prepared for the sole use of Tasman Metals Ltd. and should be read in its entirety and subject to the third party disclaimer clauses contained in the body of this report.

Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX I - RESOURCE CROSS SECTIONS

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Tasman Matels Ltd. - NI 43 101 - Technical Report

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Tasman Matels Ltd. - NI 43 101 - Technical Report

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Tasman Matels Ltd. - NI 43 101 - Technical Report

APPENDIX J - DOMAIN VARIOGRAPHY - DOMAIN 3 MAJOR

                        SEMI

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Tasman Matels Ltd. - NI 43 101 - Technical Report

MINOR

   DIRECTIONAL RANGE

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